SUPPL

Samsung Electronics Co., Ltd. and Subsidiaries

Consolidated Financial Statements

December 31, 2006 and 2005

Samsung Electronics Co., Ltd. and Subsidiaries

Consolidated Financial Statements

December 31, 2006 and 2005

Page(s)

www.samil.com
Kukje Center Building
191 Hangangno 2-ga, Yongsan-gu
Seoul 140-702, KOREA
(Yongsan P.O. Box 266, 140-600)

Report of Independent Auditors

To the Board of Directors and Shareholders of
Samsung Electronics Co., Ltd. and Subsidiaries

We have audited the accompanying consolidated balance sheets of Samsung Electronics Co., Ltd. and its subsidiaries (collectively referred to as the "Company") as of December 31, 2006 and 2005, and the related consolidated statements of income, changes in shareholders' equity and cash flows for the years then ended, expressed in Korean won. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits. We did not audit the financial statements of Samsung Card Co., Ltd. and certain other subsidiaries, whose statements reflect total assets representing 19% and 22% of the consolidated total assets as of December 31, 2006 and 2005, respectively, and total revenues representing 19% of the consolidated total revenues for both years then ended. Those statements were audited by other auditors whose reports thereon have been furnished us, and our opinion expressed herein, insofar as it relates to the amounts included for those companies, is based solely on the reports of the other auditors.

We conducted our audits in accordance with auditing standards generally accepted in the Republic of Korea. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits and the reports of the other auditors provide a reasonable basis for our opinion.

In our opinion, based on our audits and the reports of the other auditors, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Samsung Electronics Co., Ltd. and its subsidiaries as of December 31, 2006 and 2005, and the results of their operations, the changes in their shareholders' equity and their cash flows for the years then ended in conformity with accounting principles generally accepted in the Republic of Korea.

Without qualifying our opinion, we draw your attention to the following matters.

As discussed in Note 19 to the accompanying consolidated financial statements, Samsung Electronics Co., Ltd. ("SEC") and 30 other Samsung Group affiliates (the "Affiliates") entered into an agreement with the institutional creditors (the "Creditors") of Samsung Motors Inc. ("SMI") in September 1999. In accordance with this agreement, SEC and the Affiliates agreed to sell 3,500,000 shares of Samsung Life Insurance Co., Ltd. (the "Shares"), which were previously transferred to the Creditors in connection with the petition for court receivership of SMI. The Shares were to be disposed of by December 31, 2000, and if the sales proceeds fell short of ₩2,450 billion (the "Shortfall"), SEC and the Affiliates agreed to compensate the Creditors for the Shortfall by other means, including participating in any equity offering or subordinated debentures issued by the Creditors. Any excess proceeds over ₩2,450 billion were to be distributed to SEC and the Affiliates. In the event of non-performance to this agreement, default interest on the Shortfall was agreed to be paid to the Creditors by SEC and the Affiliates.

As of the balance sheet date, the sale of the Shares has not been completed and on December 9, 2005, the Creditors filed a civil action against Mr. Kun-Hee Lee, the chairman of SEC, SEC and 27 of the remaining Affiliates, in connection with this agreement. The Creditors are claiming from Mr. Kun-Hee Lee, SEC and 27 of the Affiliates the agreed sales proceeds amount of ₩2,450 billion together with interest of 6% per annum from January 1, 2001, until the date SEC was served with court process and 20% per annum thereafter until settlement.

In addition, the Creditors are claiming from SEC and 27 of the Affiliates damages resulting from delays amounting to ₩2,287.9 billion (the "Damages"), the aggregate amount of monthly default interest calculated from January 1, 2001, at 19% per annum on ₩2,450 billion, with interest. Interest on the Damages has been calculated by applying 6% per annum on the monthly calculated Damages amount from the following month until the date SEC was served with court process and 20% per annum thereafter until settlement. Additional damage for delays, calculated at 19% per annum on ₩2,450 billion, is also being claimed by the Creditors from December 1, 2005, until settlement.

As of the balance sheet date, the outcome of this civil action is uncertain and accordingly, the ultimate effect of this matter on the financial position of the Company cannot presently be determined.

The amounts expressed in U.S. dollars, provided solely for the convenience of the reader, have been translated on the basis set forth in Note 3 to the accompanying consolidated financial statements.

Accounting principles and auditing standards and their application in practice vary among countries. The accompanying consolidated financial statements are not intended to present the financial position, results of operations and cash flows in conformity with accounting principles and practices generally accepted in countries and jurisdictions other than the Republic of Korea. In addition, the procedures and practices used in the Republic of Korea to audit such financial statements may differ from those generally accepted and applied in other countries. Accordingly, this report and the accompanying consolidated financial statements are for use by those who are informed about Korean accounting principles or auditing standards and their application in practice.

Samil PricewaterhouseCoopers

Seoul, Korea
March 5, 2007

This report is effective as of March 5, 2007, the audit report date. Certain subsequent events or circumstances, which may occur between the audit report date and the time of reading this report, could have a material impact on the accompanying consolidated financial statements and notes thereto. Accordingly, the readers of the audit report should understand that there is a possibility that the above audit report may have to be revised to reflect the impact of such subsequent events or circumstances, if any.

Samsung Electronics Co., Ltd. and Subsidiaries
Consolidated Balance Sheets
December 31, 2006 and 2005

(In millions of Korean won and in thousands of U.S. dollars (Note 3))

	2006	2005	2006	2005
Assets				
Current assets				
Cash and cash equivalents	₩ 4,222,027	₩ 4,082,817	$ 4,544,701	$ 4,394,851
Short-term financial instruments (Note 4)	3,504,366	4,061,388	3,772,192	4,371,785
Short-term available-for-sale securities (Note 5)	2,058,781	1,930,802	2,216,126	2,078,366
Short-term held-to-maturity securities (Note 5)	248	1,076	267	1,158
Trade accounts and notes receivable, net of allowance for doubtful accounts (Note 6)	9,089,452	7,397,353	9,784,125	7,962,705
Other accounts and notes receivable, net of allowance for doubtful accounts (Note 6)	972,426	1,102,620	1,046,745	1,186,889
Inventories, net of valuation losses (Note 7)	6,753,445	5,864,889	7,269,586	6,313,121
Short-term financing receivables, net (Note 8)	4,586,972	5,663,347	4,937,537	6,096,175
Short-term deferred income tax assets (Note 26)	1,469,973	1,159,245	1,582,318	1,247,842
Prepaid expenses and other current assets	2,331,215	2,135,615	2,509,379	2,298,832
Total current assets	34,988,905	33,399,152	37,662,976	35,951,724
Property, plant and equipment, including revaluations, net of accumulated depreciation (Note 11)	33,784,615	29,276,161	36,366,647	31,513,629
Long-term available-for-sale securities (Note 9)	2,557,004	2,232,601	2,752,426	2,403,230
Long-term held-to-maturity securities (Note 9)	197,680	221,838	212,788	238,792
Equity-method investments (Note 10)	3,393,617	2,923,314	3,652,978	3,146,732
Deferred income tax assets (Note 26)	353,027	522,689	380,008	562,636
Intangible assets, net of accumulated amortization (Note 12)	658,385	632,856	708,703	681,223
Long-term financing receivables, net of allowance for doubtful accounts (Note 8)	3,806,535	3,753,470	4,097,454	4,040,334
Long-term deposits and other assets, net (Note 13)	1,626,438	1,499,717	1,750,741	1,614,335
Total assets	₩ 81,366,206	₩ 74,461,798	$ 87,584,721	$ 80,152,635

(In millions of Korean won and in thousands of U.S. dollars (Note 3))

	2006	2005	2006	2005
Liabilities and Shareholders' Equity				
Current liabilities				
Trade accounts and notes payable	₩ 4,578,915	₩ 4,206,962	$ 4,928,864	$ 4,528,484
Short-term borrowings (Note 14)	7,360,778	7,807,865	7,923,335	8,404,591
Current maturities of long-term debts (Notes 14 and 15)	2,771,866	3,786,791	2,983,709	4,076,201
Other accounts and notes payable	3,609,419	3,336,651	3,885,273	3,591,659
Accrued expenses	5,011,755	4,191,577	5,394,785	4,511,924
Income taxes payable	1,263,088	896,862	1,359,621	965,406
Other current liabilities	927,050	681,882	997,902	733,995
Total current liabilities	25,522,871	24,908,590	27,473,489	26,812,260
Long-term debts, net of current maturities (Note 15)	4,210,669	4,691,501	4,532,475	5,050,055
Foreign currency notes and bonds (Note 16)	133,797	146,207	144,023	157,381
Long-term accrued expenses (Note 18)	276,019	134,974	297,114	145,290
Long-term advances received	341,438	507,310	367,533	546,082
Accrued severance benefits, net (Note 17)	721,205	576,922	776,324	621,014
Deferred income tax liabilities (Note 26)	1,182,262	905,683	1,272,618	974,901
Other long-term liabilities	1,038,078	983,200	1,117,413	1,058,342
Total liabilities	33,426,339	32,854,387	35,980,989	35,365,325
Commitments and contingencies (Note 19)				
Shareholders' equity				
Capital stock (Note 20)				
Common stock	778,047	778,047	837,510	837,510
Preferred stock	119,467	119,467	128,597	128,597
Capital surplus	6,364,604	6,338,460	6,851,027	6,822,885
Retained earnings (Note 21) (Net income of ₩7,926,087 million in 2006 and ₩7,640,092 million in 2005)	44,463,683	37,369,265	47,861,876	40,225,258
Capital adjustments				
Treasury stock (Note 23)	(7,520,023)	(5,970,778)	(8,094,750)	(6,427,102)
Others (Note 24)	1,058,633	1,073,065	1,139,541	1,155,076
Minority interests	2,675,456	1,899,885	2,879,931	2,045,086
Total shareholders' equity	47,939,867	41,607,411	51,603,732	44,787,310
Total liabilities & shareholders' equity	₩81,366,206	₩74,461,798	$ 87,584,721	$ 80,152,635

The accompanying notes are an integral part of these consolidated financial statements.

Samsung Electronics Co., Ltd. and Subsidiaries
Consolidated Statements of Income
For the years ended December 31, 2006 and 2005

(In millions of Korean won and in thousands of U.S. dollars (Note 3))

	2006	2005	2006	2005
Sales (Note 28)	₩ 85,425,626	₩ 80,629,510	$ 91,954,388	$ 86,791,722
Cost of sales (Note 28)	59,652,262	55,251,655	64,211,262	59,474,333
Gross profit	25,773,364	25,377,855	27,743,126	27,317,389
Selling, general and administrative expenses	16,765,553	17,802,357	18,046,881	19,162,924
Operating profit	9,007,811	7,575,498	9,696,245	8,154,465
Non-operating income				
Interest and dividend income	396,742	320,709	427,064	345,220
Foreign exchange gains	1,333,220	1,190,611	1,435,113	1,281,605
Gain on foreign currency translation (Note 30)	214,686	144,465	231,094	155,506
Gain on valuation of equity method investments (Note 10)	551,057	491,405	593,172	528,961
Reversal of impairment losses on investments	92,211	-	99,258	-
Others	822,300	872,666	885,144	939,361
	3,410,216	3,019,856	3,670,845	3,250,653
Non-operating expenses				
Interest expenses	294,449	218,233	316,953	234,912
Foreign exchange losses	1,257,270	1,124,380	1,353,358	1,210,312
Loss on foreign currency translation (Note 30)	109,494	117,571	117,862	126,557
Loss on valuation of equity method investments (Note 10)	31,396	149,656	33,795	161,094
Impairment losses on investments	14,499	172,145	15,607	185,301
Others	883,273	688,056	950,779	740,642
	2,590,381	2,470,041	2,788,354	2,658,818

Samsung Electronics Co., Ltd. and Subsidiaries
Consolidated Statements of Income
Years Ended December 31, 2006 and 2005

(In millions of Korean won and in thousands of U.S. dollars (Note 3))

	2006	2005	2006	2005
Income before income tax and minority interests	₩ 9,827,646	₩ 8,125,313	$ 10,578,736	$ 8,746,300
Income tax (Note 26)	1,633,987	1,218,246	1,758,866	1,311,352
Income before minority interests	8,193,659	6,907,067	8,819,870	7,434,948
Minority interests in losses of consolidated subsidiaries, net	(267,572)	733,025	(288,022)	789,047
Net income	₩ 7,926,087	₩ 7,640,092	$ 8,531,848	$ 8,223,995
Basic earnings per share (Note 27) (in Korean won and U.S. dollars)	₩ 52,880	₩ 49,969	$ 56,921	$ 53,788
Diluted earnings per share (Note 27) (in Korean won and U.S. dollars)	₩ 52,120	₩ 49,128	$ 56,103	$ 52,883

The accompanying notes are an integral part of these consolidated financial statements.

Samsung Electronics Co., Ltd. and Subsidiaries
Consolidated Statements of Changes in Shareholders' Equity
For the years ended December 31, 2006 and 2005

(In millions of Korean won and in thousands of U.S. dollars (Note 3))

	Capital stock	Capital surplus	Retained earnings	Capital adjustments	Minority interests	Total	Capital Stock	Capital surplus	Retained earnings	Capital adjustments	Minority interests	Total
Shareholders' equity,												
January 1, 2006	₩897,514	₩6,338,460	₩37,369,265	₩(4,897,713)	₩ 1,899,885	₩41,607,411	$ 966,108	$6,822,885	$ 40,225,258	$ (5,272,027)	$ 2,045,086	$ 44,787,310
Net income	-	-	7,926,087	-	-	7,926,087	-	-	8,531,848	-	-	8,531,848
Change in ownership interests, including new stock issues by consolidated subsidiaries	-	(398)	-	-	-	(398)	-	(428)	-	-	-	(428)
Cumulative effects of changes of consolidated subsidiaries	-	2,284	-	-	1,805	4,089	-	2,459	-	-	1,943	4,402
Cash dividends	-	-	(831,789)	-	-	(831,789)	-	-	(895,360)	-	-	(895,360)
Disposal of treasury stock	-	4,366	-	263,634	-	268,000	-	4,699	-	283,783	-	288,482
Acquisition of treasury stock	-	-	-	(1,812,879)	-	(1,812,879)	-	-	-	(1,951,431)	-	(1,951,431)
Gain on valuation of available-for-sale securities	-	-	-	194,776	-	194,776	-	-	-	209,662	-	209,662
Gain on valuation of equity-method investments	-	-	-	18,574	-	18,574	-	-	-	19,994	-	19,994
Loss on valuation of equity-method investments	-	-	-	20,082	-	20,082	-	-	-	21,617	-	21,617
Stock option compensation	-	664	-	(77,672)	-	(77,008)	-	715	-	(83,608)	-	(82,893)
Minority interests in losses of consolidated subsidiaries	-	-	-	-	267,572	267,572	-	-	-	-	288,022	288,022
Others	-	19,228	120	(170,192)	506,194	355,350	-	20,697	130	(183,199)	544,880	382,508
Shareholders' equity,												
December 31, 2006	₩ 897,514	₩6,364,604	₩44,463,683	₩(6,461,390)	₩ 2,675,456	₩ 47,939,867	$ 966,108	$6,851,027	$ 47,861,876	$ (6,955,209)	$2,879,931	$ 51,603,733

Samsung Electronics Co., Ltd. and Subsidiaries
Consolidated Statements of Changes in Shareholders' Equity
For the years ended December 31, 2006 and 2005

(In millions of Korean won and in thousands of U.S. dollars (Note 3))

	Capital stock	Capital surplus	Retained earnings	Capital adjustments	Minority interests	Total	Capital Stock	Capital surplus	Retained earnings	Capital adjustments	Minority interests	Total
Shareholders' equity, January 1, 2005	₩897,514	₩6,239,586	₩30,576,954	₩(3,270,488)	₩1,956,715	₩36,400,281	$ 966,108	$6,716,454	$ 32,913,836	$ (3,520,439)	$ 2,106,259	$ 39,182,218
Net income	-	-	7,640,092	-	-	7,640,092	-	-	8,223,996	-	-	8,223,996
Change in ownership interests, including new stock issues by consolidated subsidiaries	-	(6,936)	-	-	-	(6,936)	-	(7,466)	-	-	-	(7,466)
Cumulative effects of changes of consolidated subsidiaries	-	70,297	-	(70,297)	-	-	-	75,670	-	(75,670)	-	-
Cash dividends	-	-	(849,363)	-	-	(849,363)	-	-	(914,277)	-	-	(914,277)
Disposal of treasury stock	-	32,572	-	338,232	-	370,804	-	35,061	-	364,082	-	399,143
Acquisition of treasury stock	-	-	-	(2,149,371)	-	(2,149,371)	-	-	-	(2,313,639)	-	(2,313,639)
Gain on valuation of available-for-sale securities	-	-	-	445,088	-	445,088	-	-	-	479,104	-	479,104
Gain on valuation of equity-method investments	-	-	-	121,062	-	121,062	-	-	-	130,314	-	130,314
Loss on valuation of equity-method investments	-	-	-	(63,969)	-	(63,969)	-	-	-	(68,858)	-	(68,858)
Stock option compensation	-	1,077	-	(75,468)	-	(74,391)	-	1,160	-	(81,236)	-	(80,076)
Minority interests in losses of consolidated subsidiaries	-	-	-	-	(733,025)	(733,025)	-	-	-	-	(789,047)	(789,047)
Others	-	1,864	1,582	(172,502)	676,195	507,139	-	2,006	1,703	(185,685)	727,874	545,898
Shareholders' equity, December 31, 2005	₩897,514	₩6,338,460	₩37,369,265	₩(4,897,713)	₩ 1,899,885	₩ 41,607,411	$ 966,108	$6,822,885	$ 40,225,258	$ (5,272,027)	$ 2,045,086	$ 44,787,310

The accompanying notes are an integral part of these consolidated financial statements.

Samsung Electronics Co., Ltd. and Subsidiaries
Consolidated Statements of Cash Flows
For the years ended December 31, 2006 and 2005

(In millions of Korean won and in thousands of U.S. dollars (Note 3))

	2006	2005	2006	2005
Cash flows from operating activities				
Net income	W 7,926,087	W 7,640,092	$ 8,531,848	$ 8,223,996
Adjustments to reconcile net income to net cash provided by operating activities				
Depreciation and amortization	6,872,793	6,020,371	7,398,055	6,480,485
Provision for severance benefits	522,926	457,387	562,891	492,343
Loss on transfer of trade accounts and notes receivable	269,450	205,501	290,043	221,207
Bad debt expenses	281,826	2,008,662	303,365	2,162,177
Compensation cost for stock options	16,470	59,439	17,729	63,982
Loss on foreign currency translation	109,494	117,571	117,862	126,557
Gain on foreign currency translation	(214,686)	(144,465)	(231,094)	(155,506)
Minority interest in earnings of consolidated subsidiaries, net	267,572	(733,025)	288,022	(789,047)
Loss on valuation of equity-method investments	31,396	149,656	33,795	161,094
Gain on valuation to equity-method investments	(340,893)	(491,405)	(366,946)	(528,961)
Impairment losses on investments	14,499	172,145	15,607	185,301
Deferred income taxes	115,565	(354,826)	124,397	(381,944)
Other	540,972	527,228	582,317	567,521
	16,413,471	15,634,331	17,667,891	16,829,205
Changes in operating assets and liabilities				
Increase in trade accounts and notes receivables	(2,409,893)	(1,966,662)	(2,594,072)	(2,116,967)
Increase in inventories	(1,336,430)	(637,044)	(1,438,568)	(685,731)
Increase in trade accounts and notes payable	882,643	696,002	950,100	749,195
Increase in accrued expenses	713,322	824,899	767,839	887,943
Increase (Decrease) in income taxes payable	308,838	(655,197)	332,441	(705,271)
Payment of severance benefits	(184,845)	(179,363)	(198,972)	(193,071)
Decrease(Increase) in financing receivables	628,275	(783,639)	676,292	(843,530)
Increase in long-term advance received	31	507,310	33	546,082
Increase in long-term accrued expenses	139,471	134,974	150,130	145,290
Others	(74,284)	(247,045)	(79,961)	(265,926)
Net cash provided by operating activities	15,080,599	13,328,566	16,233,153	14,347,219

(In millions of Korean won and in thousands of U.S. dollars (Note 3))

	2006	2005	2006	2005
Cash flows from investing activities				
Net increase in short-term financial instruments	₩ 564,016	₩ 912,019	$ 607,122	$ 981,721
Proceeds from sale of short-term available-for-sale securities	3,718,317	3,734,545	4,002,494	4,019,962
Acquisition of short-term available-for-sale securities	(3,718,158)	(3,148,892)	(4,002,323)	(3,389,550)
Net increase in other accounts and notes receivable	(93,219)	(53,147)	(100,343)	(57,209)
Proceeds from disposal of property, plant and equipment	344,797	244,961	371,149	263,682
Acquisition of property, plant and equipment	(11,738,291)	(11,540,225)	(12,635,405)	(12,422,201)
Proceeds from sale of long-term available-for-sale securities	22,625	69,750	24,354	75,081
Proceeds from sale of long-term held-to-maturity securities	75,211	662,071	80,959	712,671
Proceeds from sale of equity-method investments	23,073	279,041	24,836	300,367
Acquisition of long-term available-for-sale securities	(34,226)	(60,564)	(36,842)	(65,193)
Acquisition of long-term held-to-maturity securities	-	(134,822)	-	(145,126)
Acquisition of equity-method investments	(142,904)	(46,362)	(153,826)	(49,905)
Others	(118,948)	36,043	(128,038)	38,798
Net cash used in investing activities	(11,097,707)	(9,045,582)	(11,945,863)	(9,736,902)
Cash flows from financing activities				
Net proceeds from (repayment of) short-term borrowings	(545,201)	815,328	(586,869)	877,640
Proceeds from long-term debts	3,086,201	3,350,653	3,322,068	3,606,731
Repayment of long-term debts	(277,859)	(76,378)	(299,095)	(82,215)
Repayment of current maturities of long-term debts	(4,183,020)	(5,231,209)	(4,502,713)	(5,631,011)
Payment of dividends	(831,789)	(849,364)	(895,360)	(914,278)
Acquisition of treasury stock	(1,812,879)	(2,149,370)	(1,951,431)	(2,313,638)
Others	675,317	873,856	726,931	940,642
Net cash used in financing activities	(3,889,230)	(3,266,484)	(4,186,469)	(3,516,129)

(In millions of Korean won and in thousands of U.S. dollars (Note 3))

	2006	2005	2006	2005
Effect of exchange rate changes on cash and cash equivalents	₩ 30,125	₩ (69,574)	$ 32,427	$ (74,892)
Net increase in cash and cash equivalents from changes in consolidated subsidiaries	15,423	6,277	16,602	6,757
Net increase in cash and cash equivalents	139,210	953,203	149,850	1,026,053
Cash and cash equivalents				
Beginning of year	4,082,817	3,129,614	4,394,851	3,368,798
End of the year	₩ 4,222,027	₩ 4,082,817	$ 4,544,701	$ 4,394,851

The accompanying notes are an integral part of these consolidated financial statements.

1. The Company

Samsung Electronics Co., Ltd. ("SEC") was incorporated under the laws of the Republic of Korea to manufacture and sell semiconductors, LCD, telecommunication products, digital appliances and digital media products.

SEC's shares of stock are publicly traded, and all issued and outstanding shares are listed on the Korea Stock Exchange.

As of December 31, 2006, the major shareholders of SEC, including preferred shareholders, and their respective shareholdings, are as follows:

Name of shareholder	Number of shares	Percentage of ownership (%)
Citibank N.A.	16,022,453	9.42
Samsung Life Insurance Co., Ltd.	10,690,171	6.28
Samsung Corporation	5,917,362	3.48
Lee Kun-Hee and related parties	4,790,712	2.82
National Pension Corporation	4,760,900	2.80
NTC-GOV SPORE	2,617,085	1.54
Samsung Fire & Marine Insurance Co., Ltd.	1,856,370	1.09

Consolidated Subsidiaries
The consolidated financial statements include the accounts of SEC and its controlled subsidiaries (collectively referred to as "the Company"). Controlled subsidiaries include majority-owned entities and entities in which SEC owns more than 30% of the total outstanding voting stock and is the largest shareholder. Percentage of ownership is the sum of the percentage of direct and indirect ownership. The consolidated financial statements include the accounts of the consumer financing subsidiary, Samsung Card Co., Ltd., in accordance with the consolidation accounting standards of the Republic of Korea.

The following table sets forth certain information with regard to consolidated subsidiaries as of December 31, 2006.

(In millions of Korean won)

Location	Subsidiaries	Primary business		Capital	Percentage of ownership (%)	Location
Korea	Samsung Kwangju Electronics Co., Ltd.	Home appliances manufacturing	₩	610,541	94.25	Korea
	Samsung Card Co., Ltd.	Consumer financing		1,820,553	46.85	Korea
	STECO Co., Ltd.	Semiconductor equipment manufacturing		61,226	51.00	Korea
	SEMES Co., Ltd.	Semiconductor equipment manufacturing		65,698	63.87	Korea
	Samsung Electronics Service Co., Ltd.	Service center for electronic goods		54,432	83.33	Korea
	Living Plaza	Sales		137,979	100.00	Korea
	Blueteck Co., Ltd.	Manufacturing		143,471	100.00	Korea
	Samsung Electronics Logitech Co., Ltd.	Distribution		33,508	100.00	Korea
	Secron Co., Ltd.	Semiconductor equipment manufacturing		35,073	50.63	Korea
	S-LCD Corporation	Manufacturing		2,972,924	50.00	Korea
	Samsung Electronics Hainan Fiberoptics Korea Co., Ltd (SEHF-K)	Optical cable manufacturing		13,452	100.00	Korea
Americas	Samsung Electronics Canada, Inc. (SECA)	Sale of electronic goods		54,034	100.00	Canada
	Samsung Electronics America, Inc. (SEA)	Sale of electronic goods		934,500	100.00	U.S.A
	Samsung Electronics Latinoamerica (ZONE LIBRE) S.A. (SELA)	Sale of electronic goods		37,143	100.00	Panama
	Samsung Electronics Mexico S.A.de C.V.(SEM)	Sale of electronic goods		44,460	100.00	Mexico
	Samsung Electronics Argentina S.A. (SEASA)	Sale of electronic goods		5,322	100.00	Argentina
	Samsung Receivables Corporation (SRC)	Financing		781,453	100.00	U.S.A
	Samsung Semiconductor Inc. (SSI)	Semiconductor sales		319,908	100.00	U.S.A
	Samsung Information Systems America Inc. (SISA)	Information system research and development		18,841	100.00	U.S.A
	Samsung Telecommunications America, L.P. (STA)	Telephone sales and research and development		173,446	100.00	U.S.A
	Samsung International, Inc. (SII)	CTV and monitor manufacturing		126,621	100.00	U.S.A
	Samsung Austin Semiconductor L.P. (SAS)	Semiconductor manufacturing		666,166	100.00	U.S.A
	Samsung Mexicana S.A. de C.V. (SAMEX)	CTV and monitor manufacturing		27,434	100.00	Mexico

(In millions of Korean won)

Location	Subsidiaries	Primary business		Capital	Percentage of ownership (%)	Location
Americas	Samsung Electronics Latinoamerica Miami, Inc. (SEMI)	Sale of electronic goods and telephone	₩	12,487	100.00	U.S.A
	Samsung Electronica Columbia S.A. (SAMCOL)	Sale of electronic goods		8,973	100.00	Columbia
	Samsung Electronica Da Amazonia LTDA. (SEDA)	Telephone manufacturing		73,760	100.00	Brazil
Europe/Africa	Samsung Electronics Iberia, S.A. (SESA)	VCR, TVCR manufacturing and sales		94,185	100.00	Spain
	Samsung Electronics Nordic AB (SENA)	Sale of electronic goods		32,217	100.00	Sweden
	Samsung Electronics Hungarian RT. Co., Ltd. (SEH)	CTV manufacturing and sales		270,148	100.00	Hungary
	Samsung Electronica Portuguesa S.A. (SEP)	Sale of electronic goods		21,236	100.00	Portugal
	Samsung Electronics France S.A. (SEF)	Sale of electronic goods		96,360	100.00	France
	Samsung Electronics (UK), Ltd. (SEUK)	Sale of electronic goods		290,578	100.00	U.K.
	Samsung Electronics Holding GmbH (SEHG)	Holding company (financing)		177,271	100.00	Germany
	Samsung Electronics Italia S.P.A (SEI)	Sale of electronic goods		78,923	100.00	Italy
	Samsung Electronics South Africa (Pty) Ltd. (SSA)	Sale of electronic goods		25,733	100.00	South
	Samsung Electronics Benelux B. V. (SEBN)	Distribution and sale of electronic goods		45,721	100.00	Netherlands
	Samsung Electronics Poland, SP.ZO.O (SEPOL)	Sale of electronic goods and telephone		33,022	100.00	Poland
	Samsung Semiconductor Europe Limited (SSEL)	Semiconductor sales		44,130	100.00	U.K.
	Samsung Electronics GmbH (SEG)	Sale of electronic goods		55,306	100.00	Germany
	Samsung Semiconductor Europe GmbH (SSEG)	Semiconductor sales		11,156	100.00	Germany
	Samsung Electronics Overseas B.V. (SEO)	Sale of electronic goods		701	100.00	Netherlands
	Samsung Electronics Europe Logistics B.V. (SELS)	Logistics		34,346	100.00	Netherlands
	Samsung Electronics Slovakia s.r.o (SESK)	Monitor manufacturing		244,314	100.00	Slovakia
	LLC Samsung Electronics, Russia (SER)	Marketing		8,286	100.00	Russia
	Samsung Electronics RUS Co.(SERC)	Service		47,875	100.00	Russia
	Samsung Russia Service Center, Ltd.(SRSC)	Service		6,671	100.00	Russia
	Samsung Electronics Austria GmbH(SEAG)	Marketing		13,217	100.00	Austria

(In millions of Korean won)

Location	Subsidiaries	Primary business		Capital	Percentage of ownership (%)	Location
Asia	Samsung Yokohama Research Institute (SYRI)	Research center	₩	53,257	100.00	Japan
	Samsung Electronics Australia Pty, Ltd. (SEAU)	Sale of electronic goods		62,795	100.00	Australia
	P.T. Samsung Electronics Indonesia (SEIN)	CTV, VCR manufacturing and sales		123,575	99.99	Indonesia
	Samsung Asia Pte Ltd. (SAPL)	Sale of electronic goods		252,743	70.00	Singapore
	Samsung Electronics Display (M) SDN.OMD. (HSD) (SDMA)	Monitor manufacturing and sales		140,730	100.00	Malaysia
	Samsung Electronics (Malaysia) SDN.BHD. (SEMA)	Home appliances manufacturing and sales		89,030	100.00	Malaysia
	Samsung Vina Electronics Co., Ltd. (SAVINA)	CTV manufacturing and sales		16,014	80.00	Vietnam
	Samsung Gulf Electronics Co., Ltd. (SGE)	Sale of electronic good		18,070	100.00	Arab Emirates
	Samsung India Electronics Ltd. (SIEL)	CTV manufacturing and sales of electronic goods		57,466	100.00	India
	Thai-Samsung Electronics Co., Ltd. (TSE)	CTV and washing machine manufacturing and sales		134,759	91.83	Thailand
	Samsung Electronics Philippines Corporation (SEPCO)	Sale of electronic goods		10,867	100.00	Philippines
	Samsung Electronics Philippine Manufacturing Corporation (SEPHIL)	ODD Manufacturing		33,772	100.00	Philippines
	Samsung Japan Co., Ltd. (SJC)	Sales		220,627	50.96	Japan
	P.T. Samsung Telecommunication Indonesia (STIN)	Installation of telecom systems		5,400	99.00	Indonesia
	Samsung Malaysia Electronics SDN BHD(SME)	Marketing		3,762	100.00	Malaysia
	Samsung India Software Operations Pvt. Ltd.(SISO)	Research and development		7,679	100.00	India
	Samsung Telecommunications India(STI)	Sale of electronic goods and telephone manufacturing and sales		11,656	100.00	India
	Samsung Electronics Asia Holding Pte. Ltd.(SEAH)	Holding company		79,687	100.00	Singapore

(In millions of Korean won)

Location	Subsidiaries	Primary business		Capital	Percentage of ownership (%)	Location
China	Samsung Electronics Hong Kong Co., Ltd. (SEHK)	Sale of electronic goods	₩	62,525	100.00	Hong Kong
	Samsung Electronics Taiwan Co., Ltd. (SET)	Semiconductor sales and sale of electronic goods		45,323	99.99	Taiwan
	Samsung Electronics Huizhou Co., Ltd. (SEHZ)	A/V manufacturing		54,550	99.56	China
	Shandong-Samsung Telecommunication Co., Ltd. (SST)	Telecom system (PABX) manufacturing and sales		48,381	100.00	China
	Samsung Electronics Suzhou Semiconductor Co., Ltd. (SESS)	Semiconductor manufacturing		189,723	100.00	China
	Souzhou Samsung Electronics Co., Ltd. (SSEC)	Home appliances manufacturing and sales		105,497	88.28	China
	Samsung (China) Investment Co., Ltd. (SCIC)	Holding company and sales		54,492	100.00	China
	Tianjin Samsung Electronics Co., Ltd. (TSEC)	VCR manufacturing and sales		140,178	91.07	China
	Tianjin Samsung Electronics Display Co., Ltd. (TSED)	Monitor manufacturing		81,031	79.95	China
	Tianjin Tongguang Samsung Electronics Co., Ltd. (TTSEC)	CTV manufacturing		137,058	96.02	China
	Tianjin Samsung Telecom Technology Co., Ltd. (TSTC)	HHP manufacturing		139,118	90.00	China
	Samsung Electronics Suzhou LCD Co., Ltd. (SESL)	LCD manufacturing		138,064	100.00	China
	Samsung Electronics Suzhou Computer Co., Ltd. (SESC)	Computer manufacturing		52,155	100.00	China
	Shenzhen Samsung Kejian Mobile Telecommunication Technology Co., Ltd. (SSKMT)	HHP manufacturing		45,218	60.00	China
	Shanghai Samsung Semiconductor Co., Ltd. (SSS)	Semiconductor sales		4,396	100.00	China
	Samsung Electronics Hainan Fiberoptics Co., Ltd. (SEHF)	Optical cable manufacturing		22,241	100.00	China
	Samsung Electronics Beijing Service Co.,Ltd.(SBSC)	Service		3,762	100.00	China
	Hangzhou Samsung Eastcom Network Technology Co.,Ltd.(HSEN)	Network equipment manufacturing and sales		5,823	70.00	China

Subsidiaries excluded from the consolidated financial statements as of December 31, 2006, are as follows:

(In millions of Korean won)

Location	Subsidiaries	Primary business		Capital	Percentage of ownership (%)	Location
Korea	International Cyber Marketing Co., Ltd	Internet game service	₩	721	45.00	Korea
Americas	SEMES America Inc.	Service		466	100.00	U.S.A
	Samsung Electronics Chile Limitada (Ltda)	Marketing and service		934	99.99	Chile
	Samsung Semiconductor International Inc.	Holding company		5	100.00	Mexico
	Samsung Semiconductor Mexico, S.A. De C.V.	Semiconductor sales		128	100.00	Mexico
	Tasman Properties, Inc.	Real-properties collateral pledge		9	100.00	U.S.A
Europe	Samsung-Crosna Joint Stock Company	Telecom (exchanger)		258	67.00	Russia
	Samsung Electronics Ukraine	Marketing		1,516	99.99	Ukraine
	Samsung Telecommunications Benelux	Installation and service of telecom systems		344	100.00	Netherlands
	Samsung Electronics Kazakhstan	Marketing		73	100.00	Kazakstan
	Samsung Semiconductor France S.A.R.L	Semiconductor sales		621	100.00	France
	Samsung Semiconductor Italia S.R.L	Semiconductor sales		70	100.00	Italia
	Samsung Semiconductor Sweden AB	Semiconductor sales		38	100.00	Sweden
	Samsung Electronics Manufacturing (UK) Ltd.	-		70,194	100.00	U.K.
	Samsung Electronics Limited	-		7,245	100.00	U.K.
	Samsung Telecoms (UK) Ltd.	-		-	100.00	U.K.
Asia	Batino Realty Corporation	Real-properties lease		1,660	38.90	Philippines
China	Beijing Samsung Telecom. R&D Center	Research		5,438	100.00	China
	Samsung Electronics China R&D Center	Research		2,013	100.00	China
	Samsung Semiconductor China R&D., Ltd.	Research and development		4,214	100.00	China
	Samsung Electronics Sehenzhen Co., Ltd.	Semiconductor sales		83	100.00	China

In accordance with consolidation accounting standards generally accepted in the Republic of Korea, the financial statements of the above subsidiaries are excluded from the consolidated financial statements either because their total assets at the end of the prior fiscal year end were less than ₩7,000 million, or were in the process of liquidation and dormant for more than one year.

Equity-Method Investments

Equity-Method Investments as of December 31, 2006, consist of the following:

Location	Investee Companies	Percentage of ownership (%)	Location
Korea	Samsung SDI Co., Ltd.	19.68	Korea
	Samsung Electro-Mechanics Co., Ltd.	22.80	Korea
	Samsung Techwin Co., Ltd.	25.46	Korea
	Seoul Commtech Co., Ltd.	35.76	Korea
	Samsung Economic Research Institute	29.80	Korea
	Samsung SDS Co., Ltd.	21.27	Korea
	Samsung Networks Inc.	23.07	Korea
	Samsung Corning Co., Ltd.	45.29	Korea
	Samsung Lions Co., Ltd.	27.50	Korea
	MEMC Electronic Materials Korea, Inc.	20.00	Korea
	Samsung Corning Precision Glass Co., Ltd.	42.47	Korea
	Samsung Thales Co., Ltd.	50.00	Korea
	Bokwang FUND I	50.00	Korea
	SVIC FUND II	99.00	Korea
	SVIC FUND III	99.00	Korea
	SVIC FUND IV	65.67	Korea
	SVIC FUND V	99.00	Korea
	SVIC FUND VI	99.00	Korea
	SVIC FUND VII	99.00	Korea
Asia	Samsung SDI (Malaysia) SDN. BHD.	25.00	Malaysia
	Skyworld Corporation.	25.00	Philippines
	Siltronic Samsung Wafers Pte. Ltd.	50.00	Singapore
	Samsung Electro-Mechanics Thailand Co., Ltd.	25.00	Thailand
	Syrian-Korean Telecommunication Equipments Manufacturing Establishment Co., Ltd.	49.00	Syria
	TSST Japan Co., Ltd.	49.03	Japan
China	Shanghai Bell Samsung Mobile Communications Co., Ltd.	49.00	China

Investments companies excluded from the application of equity method of accounting as of December 31, 2006, are as follows:

Location	Investee Companies	Percentage of ownership (%)	Location
Korea	Samsung Everland Co., Ltd. [1]	25.64	Korea
	Allat Corporation [1]	30.00	Korea
Americas	Content Management License Administrator LLC [2]	25.00	U.S.A
Asia	e-Samsung Asia (Holding) Pte. Ltd. [2]	22.71	Singapore
	Samsung Electronics Ticaret A.S. [2]	20.00	Turkey
	Future Technology & Service Coportion [2]	28.60	Japan

[1] In accordance with the Monopoly Regulations and Fair Trade Law No. 11, investments are excluded from the application of equity method of accounting because SEC does not have the ability to exercise significant influence over the operating and financial policies.

[2] In accordance with the accounting principles generally accepted in the Republic of Korea, these investments are excluded from the application of equity method of accounting either because their total assets at the end of the prior fiscal year end were less than ₩7,000 million, or are in the process of liquidation.

Changes in Subsidiaries Consolidated

(a) Details of subsidiaries newly included in the consolidated financial statements for the year ended December 31, 2006, are as follows:

Location	Name of Subsidiaries	Remark
Asia	Samsung Telecommunications India(STI)	Increase in assets
	Samsung Electronics Asia Holding Pte. Ltd.(SEAH)	Newly incorporated
China	Samsung Electronics Beijing Service Co.,Ltd.(SBSC)	Increase in assets
	Hangzhou Samsung Eastcom Network Technology Co., Ltd.(HSEN)	Increase in assets
Europe	Samsung Russia Service Center, Ltd.(SRSC)	Increase in assets
	Samsung Electronics Austria GmbH(SEAG)	Increase in assets
	Samsung Electronics RUS Co.(SERC)	Newly incorporated

(b) The subsidiaries excluded from the consolidated financial statements for the year ended December 31, 2006, are as follows:

Location	Name of Subsidiaries	Remark
Europe	Samsung Electronics Limited(SEL)	Dormant for more than 1 year
	Samsung Telecoms (UK) Ltd.(STUK)	Dormant for more than 1 year

2. Summary of Significant Accounting Policies

The significant accounting policies followed by the Company in the preparation of its consolidated financial statements are summarized below:

Basis of Financial Statement Presentation

The Company maintains its accounting records in Korean won and prepares statutory financial statements in the Korean language in conformity with accounting principles generally accepted in the Republic of Korea. Certain accounting principles applied by the Company that conform with financial accounting standards and accounting principles in the Republic of Korea may not conform with generally accepted accounting principles in other countries. Accordingly, these financial statements are intended for use by those who are informed about Korean accounting principles and practices. The accompanying consolidated financial statements have been condensed, restructured and translated into English from the Korean language consolidated financial statements. Certain information attached to the Korean language consolidated financial statements, but not required for a fair presentation of the Company's financial position, results of operations or cash flows, is not presented in the accompanying consolidated financial statements.

Application of the Statements of Korean Financial Accounting Standards

The Korean Accounting Standards Board has published a series of Statements of Korean Financial Accounting Standards ("SKFAS"), which will gradually replace the existing financial accounting standards established by the Korean Financial and Supervisory Board. As SKFAS No. 18 through No. 20 became applicable to the company in January 1, 2006, the Company adopted these statements in its financial statements as of and for the year ended December 31, 2006.

In accordance with SKFAS No. 20, Related Party Disclosures, the Company discloses key management personnel compensation, nature of related party relationships and information on related party transactions and outstanding balances necessary for the understanding of the potential effect of such relationship in the financial statements. However, prior year disclosures pertaining to the December 31, 2005 financial statements, presented herein for comparative purposes, have not been provided in accordance with the addendum to SKFAS No. 20.

Use of Estimates

The preparation of the financial statements requires management to make estimates and assumptions that affect amounts reported therein. Although these estimates are based on management's best knowledge of current events and actions that the Company may undertake in the future, actual results may differ from those estimates.

Principles of Consolidation

The Company records differences between the investment account and corresponding capital account of subsidiaries as goodwill or negative goodwill, and such differences are amortized over five years using the straight-line method. However, differences which occur from additional investments acquired in consolidated subsidiaries are reported in a separate component of shareholders' equity, and are not included in the determination of the results of operations. In accordance with accounting principles generally accepted in the Republic of Korea, minority interests in consolidated subsidiaries are presented as a component of shareholders' equity in the consolidated balance sheet.

All significant intercompany transactions and balances have been eliminated on consolidation.

Unrealized profits included in inventories, property, plant and equipment and other assets, as a result of intercompany transactions, are eliminated.

Unrealized profits, arising from sales by the controlling company to consolidated subsidiaries, or equity-method investees, are fully eliminated and charged to the equity of the controlling company. Unrealized profits, arising from sales by the consolidated subsidiaries, or equity-method investees, to the controlling company, or sales between consolidated subsidiaries, or equity-method investees, are fully eliminated, and charged to the equity of the controlling company and minority interest, based on the percentage of ownership.

SEC and its consolidated subsidiaries follow the same fiscal year end. Differences in accounting policies between the Company and its consolidated subsidiaries are adjusted during consolidation.

Cash and Cash Equivalents, and Short-Term Financial Instruments

Cash and cash equivalents include cash on hand and in bank accounts, with original maturities of three months or less. Investments which are readily convertible into cash within four to 12 months of purchase are classified in the balance sheet as short-term financial instruments. The cost of these investments approximates fair value.

Securities

Investments in equity securities or debt securities are classified into trading securities, available-for-sale securities and held-to-maturity securities, depending on the acquisition and holding purpose. Trading securities are classified as current assets while available-for-sale securities and held-to-maturity securities are classified as long-term investments, except those securities that mature or are certain to be disposed of within one year which are classified as current assets.

Cost is measured at the market value upon acquisition, including incidental costs, and is determined using the average cost method.

Available-for-sale securities are stated at fair value, while non-marketable equity securities are stated at cost. Unrealized holding gains and losses on available-for-sale securities are reported in a separate component of shareholders' equity under capital adjustments, which are to be included in current operations upon the disposal or impairment of the securities. In the case of available-for-sale debt securities, the difference between the acquisition cost after amortization, using the effective interest rate method, and the fair value is reported as a capital adjustment.

Impairment resulting from the decline in realizable value below the acquisition cost, net of amortization, are included in current operations.

Equity-Method Investments

In the consolidated financial statements of the Company, investments in business entities in which the Company has the ability to exercise a significant influence over the operating and financial policies are accounted for using the equity method of accounting.

Under the equity method, the original investment is recorded at cost and adjusted by the Company's share in the net book value of the investee with a corresponding charge to current operations, a separate component of shareholders' equity, or retained earnings, depending on the nature of the underlying change in the net book value. All significant unrealized profits arising from intercompany transactions between the Company and its equity-method investee and subsidiaries are fully eliminated.

Differences between the investment amounts and corresponding capital amounts of the investee at the date of acquisition of the investment are recorded as part of investments and are amortized over five years using the straight-line method. However, differences which occur from additional investments made after the Company obtains control and the investment becomes a subsidiary are reported in a separate component of shareholders' equity, and are not included in the determination of the results of operations.

Assets and liabilities of the Company's foreign investees are translated at current exchange rates, while income and expenses are translated at average rates for the year. Adjustments resulting from the translation process are reported in a separate component of shareholders' equity, and are not included in the determination of the results of operations.

Allowance for Doubtful Accounts

The Company provides an allowance for doubtful accounts and notes receivable based on the aggregate estimated collectibility of the receivables.

Inventory Valuation

Inventories are stated at the lower of cost or net realizable value. Cost is determined using the average cost method, except for materials-in-transit which are stated at actual cost as determined using the specific identification method. Losses on valuation of inventories and losses on inventory obsolescence are recorded as part of cost of sales.

Property, Plant and Equipment and Related Depreciation

Property, plant and equipment are stated at cost, except for certain assets subject to upward revaluation in accordance with the Asset Revaluation Law of Korea. The revaluation presents production facilities and other buildings at their depreciated replacement cost, and land at the prevailing market price, as of the effective date of revaluation. The revaluation increment, net of revaluation tax, is first applied to offset accumulated deficit and deferred foreign exchange losses, if any. The remainder may be credited to other capital surplus or transferred to common stock. A new basis for calculating depreciation is established for revalued assets.

Depreciation is computed using the straight-line method over the following estimated useful lives:

	Estimated useful lives
Buildings and auxiliary facilities	15 and 30 years
Structures	15 years
Machinery and equipment	5 years
Tools and fixtures	5 years
Vehicles	5 years

Maintenance and Repairs

Routine maintenance and repairs are charged to expense as incurred. Expenditures which enhance the value or extend the useful life of the related assets are capitalized.

Intangible Assets

Intangible assets are amortized on a straight-line basis over the following estimated useful lives:

	Estimated useful lives
Goodwill	5 years
Intellectual property rights	10 years
Other intangible assets	5 years

Leases

The Company accounts for lease transactions as either operating lease or finance lease, depending on the terms of the lease agreement. A finance lease is a lease that transfers substantially all the risks and rewards incidental to ownership of an asset, while an operating lease is a lease other than a finance lease. In addition, the lesser between the present value of minimum lease payments and the fair value of the lease asset is recognized as the value of the capital lease asset or liability. The costs incurred during lease inception process are also recognized as part other capital lease cost.

In case of operating lease as lessor, the lease assets are recognized as tangible or intangible assets depending on the nature of the leased assets. The operating lease assets are depreciated using the same depreciation method used for other similar assets held by the Company. In addition, the annual minimum lease payments, less guaranteed residual value, are recognized as income on a constant basis over the lease term, unless another reasonable basis is used. In case of operating lease as lessee, the annual minimum lease payments, less guaranteed residual value, are charged to expense on a constant basis over the lease term, unless another reasonable basis is used.

In case of finance lease as lessor, the Company recognizes the amount equivalent to the net investment in the lease asset as capital lease receivable. The costs incurred during lease inception process are recognized as capital lease receivable. The lease payments received are recognized as collection of capital lease receivable and interest income, determined using the effective interest rate.

In case of finance lease as lessee, annual minimum lease payments, excluding residual value, are allocated to interest expense or for the redemption of capital lease liability using the effective interest method. Machinery and equipment acquired under capital lease agreements are recorded as property, plant and equipment at cost and depreciated using the same depreciation method as that of other similar assets held by the Company. If it is certain that the Company is expected to obtain ownership of the lease asset upon or before maturity of the lease term, the lease asset is depreciated over its useful life. Otherwise, it is depreciated over its useful life or the term of the lease, whichever is shorter. The acquisition cost of the lease asset, less any expected or guaranteed residual value, is subject to deprecation.

Discounts and Premiums on Debentures

The difference between the value amount and the proceeds on issuance of a debenture is treated as either a discount or premium on the debenture, which is amortized over the term of the debenture using the effective interest rate method. The discount or premium is reported in the balance sheet as a direct deduction from or addition to the face value of the debenture. Amortization of the discount or premium is treated as part of interest expense.

Convertible Bonds

The Company separately recognizes the value of conversion rights when issuing convertible bonds. The conversion rights compensation, which is calculated by deducting the present value of general bonds from the issue price of convertible bonds, is stated as capital surplus. The conversion rights adjustment is deducted from the par value and the put premium is added to the par value of convertible bonds. Amortization of the conversion right adjustment is treated as part of interest expense over the term of the bonds using effective interest rate method.

However, for convertible bonds issued before December 31, 2002, the previous standard is applied.

Stock and Debenture Issuance Costs

Stock issuance costs are charged directly to paid-in capital in excess of par value. Debenture issuance costs are recorded as a reduction of the proceeds from the issuance of the debenture.

Government Grants
Government grants received for the development of certain technologies are recorded as accrued income, and offset against relevant development costs as incurred.

Accrued Severance Benefits
Employees and directors with at least one year of service are entitled to receive a lump-sum payment upon termination of their employment with SEC, its Korean subsidiaries and certain foreign subsidiaries, based on their length of service and rate of pay at the time of termination. Accrued severance benefits represent the amount which would be payable assuming all eligible employees and directors were to terminate their employment as of the balance sheet date.

A portion of the accrued severance benefits of domestic companies is funded through a group severance insurance plan with Samsung Life Insurance Co., Ltd. and Samsung Fire & Marine Insurance Co., Ltd., and the amounts funded under this insurance plan are presented as a deduction to the accrued severance benefits liability. Subsequent contributions to the plan are made at the direction of the Companies.

In accordance with the National pension Act, a certain portion of the accrued severance benefits is deposited with the National Pension Fund and deducted from the accrued severance benefits liability.

Revenue Recognition
Sales of products and merchandise are recognized upon delivery when the significant risks and rewards of ownership of the goods are transferred to the buyer. Revenue from installation service contracts is recognized using the percentage-of-completion method.

Foreign Currency Translation
Assets and liabilities denominated in foreign currencies are translated into Korean won at the rate of exchange in effect as of the balance sheet date. Gains and losses resulting from the translation are reflected as either income or expense for then period.

Foreign currency convertible debentures are translated at the exchange rate that will be used at the time of conversion as prescribed in the terms of such debentures.

Translation of Foreign Operations
Accounts of foreign subsidiaries are maintained in the currencies of the countries in which they operate. In translating the foreign currency financial statements of these subsidiaries into Korean won, income and expenses are translated at the average rate for the year and assets and liabilities are translated at the rate prevailing on the balance sheet date. Resulting translation gains or losses are recorded as a cumulative translation adjustment presented as part of shareholders' equity.

Deferred income tax assets and liabilities
Deferred income tax assets and liabilities are recognized based on estimated future tax consequences attributable to the differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases, and operating loss and tax credit carryforwards.

Deferred income tax assets and liabilities are computed on such temporary differences by applying statutory tax rates applicable to the years when such differences are expected to be reversed. Tax assets related to tax credits and exemptions are recognized to the extent of the Company's certain taxable income.

The balance sheet distinguishes the current and non-current portions of the deferred tax assets and liabilities, whose balances are offset against each other.

Long-Term Receivables and Payables
Long-term receivables and payables that have no stated interest rate or whose interest rate are different from the market rate are recorded at their present values using the market rate of discount. The difference between the nominal value and present value of the long-term receivables and payables are amortized using the effective interest rate method with interest income or expense adjusted accordingly.

Stock-Based Compensation
The Company uses the fair-value method in determining compensation costs of stock options granted to its employees and directors. The compensation cost is estimated using the Black-Scholes option-pricing model and is accrued as a charge to expense over the vesting period, with a corresponding increase in a separate component of shareholders' equity in other capital adjustments.

Earnings Per Share
Basic earnings per share is calculated by dividing net income available to common shareholders by the weighted-average number of common shares outstanding during the year. Diluted earnings per share is calculated using the weighted-average number of common shares outstanding adjusted to include the potentially dilutive effect of common equivalent shares outstanding.

Provisions and Contingent Liabilities

When there is a probability that an outflow of economic benefits will occur due to a present obligation resulting from a past event, and whose amount is reasonably estimable, a corresponding amount of provision is recognized in the financial statements. However, when such outflow is dependent upon a future event, is not certain to occur, or cannot be reliably estimated, a disclosure regarding the contingent liability is made in the notes to the financial statements.

Derivative Instruments

Derivative financial instruments for trading or hedging purpose are valued at estimated market price with the resulting unrealized gains or losses recognized in the current operations, except for the effective portion of derivative transactions entered into for the purpose of cash-flow hedges, which is recorded as an adjustment to shareholders' equity.

All derivative instruments are accounted for at fair value with the resulting valuation gain or loss recorded as an asset or liability. If the derivative instrument is not designated as a hedging instrument, the gain or loss is recognized in earnings in the period of change. Fair value hedge accounting is applied to a derivative instrument with the purpose of hedging the exposure to changes in the fair value of an asset or a liability or a firm commitment (hedged item) that is attributable to a particular risk.

The gain or loss, both on the hedging derivative instrument and on the hedged item attributable to the hedged risk, is reflected in current operations. Cash flow hedge accounting is applied to a derivative instrument with the purpose of hedging the exposure to variability in expected future cash flows of an asset or a liability or a forecasted transaction that is attributable to a particular risk. The effective portion of the gain or loss on a derivative instrument designated as a cash flow hedge is recorded as a capital adjustment and the ineffective portion is recorded in current operations. The effective portion of the gain or loss recorded as a capital adjustment is reclassified to current operations in the same period during which the hedged forecasted transaction affects earnings. If the hedged transaction results in the acquisition of an asset or the incurrence of a liability, the gain or loss recognized as a capital adjustment is added to or deducted from the asset or the liability.

Asset Impairment

When the book value of an asset is significant greater than its recoverable value due to obsolescence, physical damage or the abrupt decline in the market value of the asset, the decline in value is deducted from the book value and recognized as an asset impairment loss in the current year.

3. United States Dollar Amounts

SEC and its Korean subsidiaries operate primarily in Korean won and its official accounting records are maintained in Korean won. The U.S. dollar amounts, provided herein, represent supplementary information solely for the convenience of the reader. All won amounts are expressed in U.S. dollars at the rate of ₩929 to US$1, the exchange rate in effect on December 31, 2006. Such presentation is not in accordance with generally accepted accounting principles in either the Republic of Korea or the United States, and should not be construed as a representation that the won amounts shown could be readily converted, realized or settled in U.S. dollars at this or at any other rate.

The 2005 U.S. dollar amounts, which were previously expressed at ₩1,013 to US$1, the rate in effect on December 31, 2005, have been restated to reflect the exchange rate in effect on December 31, 2006.

4. Cash Subject to Withdrawal Restrictions

Cash in banks subject to withdrawal restrictions as of December 31, 2006 and 2005, consist of the following:

(In millions of Korean won)		2006		2005	
Short-term financial instruments	Government-sponsored research and development projects	₩	31,425	₩	33,525
	Other activities		26,493		15,732
		₩	57,918	₩	49,257
Long-term financial instruments	Government-sponsored research and development projects	₩	-	₩	8,826
	Special deposits		77		133
	Other activities		330		-
		₩	407	₩	8,959
		₩	58,325	₩	58,216

5. Short-Term Available-For-Sale Securities and Short-Term Held-To-Maturity Securities

Short-term available-for-sale securities as of December 31, 2006 and 2005, consist of the following:

(In millions of Korean won)		2006		2005
Financial institution bonds [1]	₩	589,697	₩	585,225
Fair-value investments		-		166,199
Beneficiary certificates [2]		1,469,084		1,114,543
ABS subordinated securities		-		13,680
Others		-		51,155
	₩	2,058,781	₩	1,930,802

[1] Includes accrued interest income amounting to ₩5,022 million (2005: ₩3,551 million).

[2] Beneficiary certificates as of December 31, 2006 and 2005, consist of the following:

(In millions of Korean won)		2006		2005
Call loan	₩	13,937	₩	26,170
Certificates of deposit		400,824		179,851
Bonds		1,033,091		913,842

As of December 31, 2006, unrealized holding gains on short-term available-for-sale securities amounting to ₩6,167 million (2005: losses of ₩19,961 million), except for deferred income tax charged directly to shareholders' equity amounting to ₩2,338 million (2005: ₩7,571 million), which were recorded in a separate component of shareholders' equity as other capital adjustments.

Short-term held-to-maturity securities as of December 31, 2006 and 2005, consist of the following:

(In millions of Korean won)		2006		2005
Government and public bonds	₩	248	₩	178
Subordinated securities		-		898
	₩	248	₩	1,076

6. Accounts and Notes Receivable

Accounts and notes receivable, and their allowance for doubtful accounts as of December 31, 2006 and 2005, are as follows:

(In millions of Korean won)		2006		2005
Trade accounts and notes receivable	₩	9,133,647	₩	7,451,467
Less: Allowance for doubtful accounts		(44,195)		(54,114)
	₩	9,089,452	₩	7,397,353
Other accounts and notes receivable	₩	987,634	₩	1,118,869
Less: Allowance for doubtful accounts		(15,156)		(16,222)
Discounts on present value		(52)		(27)
	₩	972,426	₩	1,102,620

The outstanding balance of trade accounts and notes receivable sold to financial institutions as of December 31, 2006 and 2005, are as follows (Note 19):

(In millions of Korean won)		2006		2005
Asset-backed securities with limited recourse	₩	1,254,030	₩	1,280,432
Trade accounts receivable with recourse		556,432		548,035
Trade accounts receivable without recourse		905,375		1,170,480
	₩	2,715,837	₩	2,998,947

Accounts that are valued at present value under long-term installment transactions, including current portions, are as follows:

(In millions of Korean won) Accounts	Face Value	Discount	Present Value	Period	Weighted-Average Interest Rate (%)
Long-term loans and other receivables	₩244,724	₩33,228	₩211,496	2004.4 ~2012.12	3.1 ~ 8.0
Long-term payables and other payables	607,138	109,191	497,947	2002.3 ~2015.12	3.8 ~ 8.0

7. Inventories

Inventories, net of valuation losses, as of December 31, 2006 and 2005, consist of the following:

(In millions of Korean won)	2006	2005
Finished goods and merchandise	₩ 2,181,047	₩ 1,984,512
Semi-finished goods and work-in-process	1,594,414	1,272,997
Raw materials and supplies	1,963,723	1,764,964
Materials-in-transit	1,014,261	842,416
	₩ 6,753,445	₩ 5,864,889

Inventories are insured against fire and other casualty losses for up to ₩5,572,203 million as of December 31, 2006 (2005: ₩4,458,490 million).

As of December 31, 2006, losses on valuation of inventories, amounted to ₩183,964 million (2005: ₩142,738 million).

8. Financing Receivables

Financing receivables of the consumer financing subsidiary, Samsung Card Co., Ltd., as of December 31, 2006 and 2005, are as follows:

(In millions of Korean won)

Accounts	2006	2005
Short-term financing receivables		
Credit card assets	₩ 3,323,235	₩ 4,362,375
Lease assets	107,293	98,131
Installment finance	448,653	827,507
General loans	1,210,031	1,104,146
	5,089,212	6,392,159
Less: Allowance for doubtful accounts	(502,240)	(728,812)
	4,586,972	5,663,347
Long-term financing receivables		
Credit card assets	2,425,802	2,227,841
Lease assets	624,094	526,910
Installment finance	352,049	757,109
General loans	606,330	1,049,144
Trust assets and others	247,291	90,587
	4,255,566	4,651,591
Less : Allowance for doubtful accounts	(449,031)	(898,121)
	3,806,535	3,753,470
	₩ 8,393,507	₩ 9,416,817

Collection schedule of installment finance and general loans as of December 31, 2006, are as follows:

(In millions of Korean won)

Year	Installment finance	General loans
2007	₩ 448,653	₩ 1,210,031
2008	192,833	274,414
2009	129,966	203,343
2010	20,025	96,332
2011	8,805	28,516
Thereafter	420	3,725
	₩ 800,702	₩ 1,816,361

Finance lease of financing receivables, as of December 31, 2006, are as follows:

(In millions of Korean won)	Minimum lease payment	Present values
Within one year	₩ 34,705	₩ 31,147
From one year to five years	213,948	168,167
More than five years	1,560	1,148
Unguaranteed residual value	29,279	25,606
	279,492	₩ 226,068
Present value adjustment	(53,424)	
Financing lease receivables	₩ 226,068	

The minimum lease receipts relating to operating lease agreement as of December 31, 2006 and 2005, are as follows:

(In millions of Korean won)	2006	2005
Within one year	₩ 192,193	₩ 166,600
From one year to five years	163,158	164,027
	₩ 355,351	₩ 330,627

As of December 31, 2006 and 2005, property on operating lease is classified as follows:

(In millions of Korean won)	2006	2005
Automobiles	₩ 688,021	₩ 571,810
Electronic system	14,390	14,226
	702,411	586,036
Less: Accumulated depreciation	204,652	158,234
Accumulated impairment losses	854	-
Operating lease assets	₩ 496,905	₩ 427,802

The outstanding balance of financing receivables sold to financial institutions as of December 31, 2006 and 2005, are as follows (Note 19):

(In millions of Korean won)	2006	2005
Asset-backed securities with limited recourse	₩ 4,002,923	₩ 4,017,978
Financing receivables with recourse	-	17,395
	₩ 4,002,923	₩ 4,035,373

Furthermore, from 2003 to 2005, Samsung Card Co., Ltd. transferred credit card receivables and financial assets to SangRokSoo 1st Securitization Specialty Co., Ltd., Badbank Harmony Co., Ltd. and Badbank Heemangmoah Securitization Specialty Co., Ltd. in accordance with the "personal credit rehabilitation" program in exchange for cash, preferred stock and subordinated bonds. The preferred stock is recorded as available-for-sale securities and the subordinated bonds are recorded as held-to-maturity securities.

9. Long-Term Available-For-Sale Securities and Long-Term Held-To-Maturity Securities

(1) Long-Term Available-For-Sale Securities

Long-term available-for-sale securities as of December 31, 2006 and 2005, consist of the following:

			2006	2005
(In millions of Korean won)	Detail	Acquisition Cost	Recorded Book Value	Recorded Book Value
Listed equities [1]	(1)	₩ 601,961	₩ 1,810,756	₩ 1,581,740
Non-listed equities [1]	(2)	615,839	729,190	645,150
Government and public bonds and others	(3)	18,178	16,903	5,543
Funds		168	155	168
		₩ 1,236,146	₩ 2,557,004	₩ 2,232,601

[1] Excludes equity-method investees.

1) Listed equities

Listed equities as of December 31, 2006 and 2005, consist of the following:

(In millions of Korean won, except for the number of shares and percentage)

	2006					2005
	Number of Shares Owned	Percentage of Ownership (%)	Acquisition Cost	Market Value	Recorded Book Value	Recorded Book Value
Related parties						
Samsung Heavy Industries Co., Ltd.	40,675,641	17.61	₩ 258,299	₩ 907,067	₩ 907,067	₩ 721,993
Samsung Fine Chemicals Co., Ltd.	2,969,730	11.51	61,375	69,195	69,195	98,744
The Shilla Hotels & Resorts	2,529,580	6.35	18,604	38,323	38,323	32,758
Cheil Communications Inc.	259,949	5.65	25,737	60,048	60,048	57,319
Samsung Fire & Marine Insurance Co., Ltd.	2,298,377	4.70	90,443	371,188	371,188	294,192
Samsung Securities Co., Ltd.	3,143,194	4.70	57,347	159,360	159,360	195,192
S1 Corporation Inc.	725,060	1.91	16,207	31,431	31,431	31,758
Samsung Engineering Co., Ltd.	704,104	1.76	9,018	30,452	30,452	20,067
Other companies						
Cheil Industries Inc.	2,449,713	4.90	18,339	96,151	96,151	68,837
Korea Information Service Inc.	107,603	2.26	797	2,513	2,513	2,109
Hanmi Capital	235,676	1.54	415	2,086	2,086	1,933
Saehan Media	973,738	2.32	1,840	1,675	1,675	2,118
SANYO	10,000,000	0.53	37,061	11,806	11,806	27,517
Tomen device Corp.	832,000	12.23	883	16,360	16,360	18,888
Others			5,596	13,101	13,101	8,315
			₩ 601,961	₩1,810,756	₩1,810,756	₩1,581,740

As of December 31, 2006, unrealized holding gains on listed equities amount to ₩706,950 million (2005: ₩556,586 million), except for deferred income tax charged directly to shareholders' equity and minority interests amounting to ₩527,375 million (2005: ₩432,490 million), which were recorded in a separate component of shareholders' equity under other capital adjustments. The Company determined that the decline in the fair value of certain investments would not be recoverable, and recorded an impairment loss of ₩13,349 million (2005: ₩13,316 million) under non-operating expenses for the year ended December 31, 2006.

2) Non-listed equities

Non-listed equities as of December 31, 2006 and 2005, consist of the following:

(In millions of Korean won, except for the number of shares and percentage)

	2006					2005
	Number of Shares Owned	Percentage of Ownership (%)	Acquisition Cost	Net Book Value/ Market Value	Recorded Book Value	Recorded Book Value
Related parties						
Samsung Petrochemical Co., Ltd.	514,172	12.96	₩ 8,040	₩ 35,477	₩ 8,040	₩ 8,040
Samsung General Chemicals Co., Ltd.	1,914,251	3.91	19,143	29,415	13,865	13,865
Samsung Venture Investment Corporation	980,000	16.33	4,900	5,836	4,900	4,900
Samsung Life Insurance	131,588	0.66	92,112	51,909	92,112	92,112
iMarketKorea Inc.	380,000	14.10	1,900	5,754	1,900	1,900
International Cyber Marketing, Inc [1]	450,000	45.00	1,166	325	1,166	1,166
Samsung Everland Co., Ltd. [1]	641,123	25.64	64,112	450,975	270,313	270,313
Allat Corporation [2]	300,000	30.00	1,500	3,476	3,476	1,892
Samsung Electronics Manufacturing (UK) Ltd.[1]	56,730,000	100.00	103,482	70,194	40,152	35,764
Others	-	-	24,228	17,628	13,005	22,789
Other companies						
Kihyup Technology Banking Corporation	1,000,000	17.24	5,000	6,356	5,000	5,000
Pusan Newport Co., Ltd.	1,135,307	1.31	5,676	5,008	5,676	5,676
Renault Samsung Motors[2]	17,512,000	19.90	87,560	127,680	127,680	87,560
Bluebird Soft Inc.	140,000	17.00	10,199	2,249	2,441	2,441
SkyLife Broadcasting	600,000	0.71	3,344	482	3,000	3,344
Yong Pyong Resort Co. Ltd.	400,000	1.05	2,000	1,184	2,000	2,000
TU Media Corp.	3,015,195	6.90	15,076	2,858	15,076	15,076
Symbian Ltd.	10,359,926	4.50	31,839	7,842	31,839	31,839
Beijing T3G Technology Co., Ltd.	-	16.26	9,164	1,745	9,164	7,732
Mybi Co., Ltd.[2]	72,000	2.43	1,080	312	312	1,080
MasterCard International Inc. (Class B)[2]	201,269	0.15	2,241	12,152	12,152	5,467
Bad bank Harmony	68,278	-	68,278	47,931	47,931	11,439
Others			53,799	16,764	17,990	13,755
			₩ 615,839	₩ 903,552	₩ 729,190	₩ 645,150

[1] As of December 31, 2006, these investments in affiliated companies were not valued using the equity method of accounting due to the immateriality of their total asset balances or the Company's inability to exercise significant influence over the operating and financial policies.

[2] As of December 31, 2006, certain investments which were valued at acquisition cost due to lack of reliability of basic information up to December 31, 2005, have been valued at fair value using evaluation results from independent stock evaluation institution (Korea Investors Service, Inc.). The following are the results of non-listed equities valued at fair value.

As of December 31, 2006, unrealized holding profits(losses) on non-listed equities amount to ₩18,935 million, except for deferred income tax charged directly to shareholders' equity and minority interests amounting to ₩32,303 million, which were recorded in a separate component of shareholder's equity in other capital adjustments.

Losses on impairment of cost-method investments resulting from the decline in realizable value below the acquisition cost amounted to ₩1,150 million for the year ended December 31, 2006 (2005: ₩68,272 million). In addition, reversal of impairment losses of cost-method investments resulting from the recovery of realizable value amounted to ₩40,936 million for the year ended December 31, 2006.

As of December 31, 2006, the Company's investments in Pusan Newport Co., Ltd. are pledged as collateral against the investee's debt.

3) Government and public bonds and others

As of December 31, 2006, the difference between acquisition cost and fair value of government and public bonds and others amounting to a loss of ₩935 million (2005: loss of ₩284 million), except for deferred income tax charged directly to other shareholders' equity amounting to a gain of ₩342 million (2005: gain of ₩114 million), was recorded in a separate component of shareholders' equity in other capital adjustments.

(2) Long-Term Held-To-Maturity Securities

Long-term held-to-maturity securities as of December 31, 2006 and 2005, consist of the following:

(In millions of Korean won)

	2006		2005	
	Face Value	Recorded Book Value	Face Value	Recorded Book Value
Government and public bonds	₩ 294	₩ 294	₩ 520	₩ 520
ABS subordinated securities	621,281	197,386	696,488	221,318
	₩ 621,575	₩ 197,680	₩ 697,008	₩ 221,838

As of December 31, 2006, the subsidiaries determined that the decline in the value of certain ABS subordinated securities would not be recoverable, and charged the related impairment losses of ₩90,557 million (accumulative amount: ₩475,170 million), to current operations as non-operating expenses for the year ended December 31, 2006.

In addition, the subdiaries determined that the increase in the value of certain ABS subordinated securities would be recoverable and charged the related reversal of impairment losses of ₩51,275 million for the year ended December 31, 2006.

The maturities of long-term held-to-maturity securities as of December 31, 2006, consist of the following:

(In millions of Korean won)

	Recorded book value		
Maturity	Government and public bonds	ABS subordinated securities	Total
From one year to five years	₩ 281	₩ 137,663	₩ 137,944
More than five years to ten years	13	59,723	59,736
	₩ 294	₩ 197,386	₩ 197,680

10. Equity-Method Investments

Equity-method investments as of December 31, 2006, consist of the following:

(In millions of Korean won, except for the number of shares and percentage)

	Number of Shares Owned	Percentage of Ownership (%)	Acquisition Cost	Net Book Value	Recorded Book Value
Samsung SDI Co., Ltd.	9,282,753	19.68	₩ 423,722	₩ 925,819	₩ 920,389
Samsung Electro-Mechanics Co., Ltd.	17,693,084	22.80	359,237	407,018	394,899
Samsung Techwin Co., Ltd.	19,604,254	25.46	211,726	216,657	216,118
Seoul Commtech Co., Ltd.	3,933,320	35.76	9,172	47,171	46,120
Samsung Economic Research Institute	3,576,000	29.80	17,880	24,153	23,535
Samsung SDS Co., Ltd.	11,977,770	21.27	12,753	151,457	125,614
Samsung Networks Inc.	23,955,550	23.07	5,214	46,368	45,024
Samsung Corning Co., Ltd.	3,665,708	45.29	94,263	233,498	233,484
Samsung Lions Co., Ltd.	55,000	27.50	275	-	-
MEMC Electronic Materials Korea, Inc.	3,440,000	20.00	17,200	37,639	37,639
Samsung Corning Precision Glass Co., Ltd.	7,406,991	42.47	179,993	922,347	894,801
Samsung Thales Co., Ltd.	13,500,000	50.00	135,000	116,121	116,075
Bokwang FUND Ⅰ	75	50.00	7,500	7,428	7,422
SVIC FUND Ⅱ	-	99.00	-	3,563	3,563
SVIC FUND Ⅲ	42	99.00	4,158	2,884	2,884
SVIC FUND Ⅳ	985	65.67	98,500	98,077	98,077
SVIC FUND Ⅴ	297	99.00	29,700	14,000	14,000
SVIC FUND Ⅵ	265	99.00	26,532	24,337	24,337
SVIC FUND Ⅶ	149	99.00	14,850	15,096	15,096
Samsung SDI (Malaysia) SDN. BHD.	38,595,040	25.00	18,445	31,492	27,679
Skyworld Corporation.	530,000	25.00	1,712	974	1,195
Siltronic Samsung Wafers Pte. Ltd.	131,534,000	50.00	79,681	77,751	77,751
Samsung Electro-Mechanics Thailand Co., Ltd.	1,060,625	25.00	3,462	13,865	10,808
Syrian-Korean Telecommunication Equipments Manufacturing Establishment Co., Ltd.	-	49.00	2,061	3,683	3,356
Shanghai Bell Samsung Mobile Communications Co., Ltd.	-	49.00	7,742	4,458	3,233
TSST Japan Co., Ltd.	294	49.03	150,451	19,926	50,518
			₩1,911,229	₩ 3,445,782	₩ 3,393,617

Equity-method investments as of December 31, 2005, consisted of the following:

(In millions of Korean won, except for the number of shares and percentage)

	Number of Shares Owned	Percentage of Ownership (%)	Acquisition Cost	Net Book Value	Recorded Book Value
Samsung SDI Co., Ltd.	9,282,753	19.68	₩ 423,722	₩ 899,597	₩ 890,801
Samsung Electro-Mechanics Co., Ltd.	17,693,084	22.80	359,237	382,109	371,176
Samsung Techwin Co., Ltd.	19,604,254	25.46	211,726	181,260	179,133
Seoul Commtech Co., Ltd.	3,933,320	35.76	9,172	41,417	40,129
Samsung Economic Research Institute	3,576,000	29.80	17,880	18,220	17,610
Samsung SDS Co., Ltd.	11,977,770	21.27	12,753	102,200	79,187
Samsung Networks Inc.	23,955,550	23.07	5,214	35,642	34,146
Samsung Corning Co., Ltd.	3,665,708	45.29	94,263	253,913	253,342
Samsung Lions Co., Ltd.	55,000	27.50	275	-	-
MEMC Electronic Materials Korea, Inc.	3,440,000	20.00	17,200	37,649	37,648
Samsung Corning Precision Glass Co., Ltd.	1,021,654	41.85	116,140	643,611	629,366
Samsung Thales Co., Ltd.	13,500 ,000	50.00	135,000	104,858	104,520
Bokwang FUND Ⅰ	75	50.00	7,500	7,477	7,469
Bokwang FUND Ⅴ	500	83.33	5,000	5,672	5,672
Bokwang FUND Ⅹ	900	81.82	9,000	8,022	8,042
SVIC FUND Ⅱ	69	99.00	6,930	8,992	8,992
SVIC FUND Ⅲ	64	99.00	6,435	5,532	5,532
SVIC FUND Ⅳ	985	65.67	98,500	95,294	95,294
SVIC FUND Ⅴ	297	99.00	29,700	11,948	11,948
SVIC FUND Ⅵ	265	99.00	26,532	25,899	25,899
SVIC FUND Ⅶ	149	99.00	14,850	14,883	14,883
Samsung SDI (Malaysia) SDN BHD	38,595,040	25.00	18,527	27,986	27,791
Skyworld Corporation	530,000	25.00	1,719	1,224	1,224
Samsung Electro-Mechanics Thailand Co., Ltd.	1,060,625	25.00	3,478	10,632	10,572
Syrian-Korean Telecommunication Equipment Manufacturing Establishment Co., Ltd.	-	49.00	2,061	3,769	3,448
Shanghai Bell Samsung Mobile Communications Co., Ltd.	-	49.00	7,742	8,074	7,186
TSST Japan Co., Ltd	294	49.00	150,451	7,593	52,304
			₩ 1,791,007	₩ 2,943,473	₩ 2,923,314

Changes in goodwill (negative goodwill) for the years ended December 31, 2006 and 2005, are as follows:

(In millions of Korean won)

	2006				2005			
	Balance at Beginning of Year	Increase (Decrease)	Amortization (Reversal)	Balance at End of Year	Balance at Beginning of Year	Increase (Decrease)	Amortization (Reversal)	Balance at End of Year
Samsung SDI Co., Ltd.	₩ -	₩ -	₩ -	₩ -	₩ 1,154	₩ -	₩ 1,154	₩ -
Samsung Electro-Mechanics Co., Ltd.	-	-	-	-	3,798	-	3,798	-
Seoul Commtech Co., Ltd.	(701)	-	(153)	(548)	113	(764)	50	(701)
Samsung SDS Co., Ltd.	-	-	-	-	238	-	238	-
Samsung Networks Inc.	-	-	-	-	(239)	-	(239)	-
Samsung Corning Precision Glass Co., Ltd.	-	(9,761)	(1,790)	(7,971)	7,720	-	7,720	-
Allat Corporation	-	-	-	-	(153)	-	(153)	-
TSST Japan Co., Ltd.	44,712	-	14,120	30,592	58,831	-	14,119	44,712
Others	(9)	-	(3)	(6)	20	-	29	(9)
	₩ 44,002	₩ (9,761)	₩ 12,174	₩ 22,067	₩ 71,482	₩ (764)	₩ 26,716	₩ 44,002

Eliminated unrealized gains and losses as of December 31, 2006 and 2005, are as follows:

(In millions of Korean won)	2006			2005		
	Inventories	Property, Plant and Equipment and Intangible Assets	Total	Inventories	Property, Plant and Equipment and Intangible Assets	Total
Samsung SDI Co., Ltd.	₩ 2,793	₩ 574	₩ 3,367	₩ 15,547	₩ 605	₩ 16,152
Samsung Electro-Mechanics Co., Ltd.	(9,195)	529	(8,666)	(925)	693	(232)
Samsung Techwin Co., Ltd.	1,367	221	1,588	(102)	62	(40)
Seoul Commtech Co., Ltd.	24	60	84	6	111	117
Samsung SDS Co., Ltd.	(590)	(2,240)	(2,830)	2,786	(2,163)	623
Samsung Networks Inc.	1	151	152	(11)	(117)	(128)
Samsung Corning Co, Ltd.	529	28	557	5,684	1	5,685
Samsung Corning Precision Glass Co., Ltd.	(3,588)	(1,743)	(5,331)	(6,858)	2,559	(4,299)
Samsung Thales Co., Ltd.	270	22	292	813	2,591	3,404
Shanghai Bell Samsung Mobile Communications Co.,Ltd.	(410)	75	(335)	2,363	75	2,438
Others	87	(5)	82	634	5	639
	₩ (8,712)	₩ (2,328)	₩ (11,040)	₩ 19,937	₩ 4,422	₩ 24,359

Amounts in the table are recognized as part of equity earnings (losses) from equity-method investments' unrealized gains and losses for the years ended December 31, 2006 and 2005.

The changes in the book values of equity-method investments for the years ended December 31, 2006 and 2005, are as follows:

(In millions of Korean won)

	2006				2005			
	Balance at Beginning of Year	Earnings (Losses) from Equity -Method Investments	Other Increase (Decrease)	Balance at End of Year	Balance at Beginning of Year	Earnings (Losses) from Equity -Method Investments	Other Increase (Decrease)	Balance at End of Year
Samsung SDI Co., Ltd.	₩ 890,801	₩ 22,360	₩ 7,228	₩ 920,389	₩ 824,283	₩ 63,753	₩ 2,765	₩ 890,801
Samsung Electro-Mechanics Co., Ltd.	371,176	13,571	10,152	394,899	374,715	(18,681)	15,142	371,176
Samsung Techwin Co., Ltd.	179,133	42,004	(5,019)	216,118	163,325	21,969	(6,161)	179,133
Samsung SDS Co., Ltd.	79,187	44,981	1,446	125,614	47,284	31,843	60	79,187
Samsung Corning Co, Ltd.	253,342	(21,180)	1,322	233,484	351,022	(57,999)	(39,681)	253,342
MEMC Electronic Materials Korea, Inc.	37,648	5,491	(5,500)	37,639	40,458	6,790	(9,600)	37,648
Samsung Corning Precision Glass Co., Ltd.	629,366	374,313	(108,878)	894,801	448,849	315,161	(134,644)	629,366
Samsung Thales Co., Ltd.	104,520	11,555	-	116,075	87,483	17,037	-	104,520
Samsung Everland Co., Ltd.	-	-	-	-	270,313	-	(270,313)	-
Samsung SDI (Malaysia) SDN BHD	27,791	3,714	(3,826)	27,679	57,387	5,742	(35,338)	27,791
TSST Japan Co., Ltd.	52,304	(3,182)	1,396	50,518	107,891	(59,937)	4,350	52,304
Others	298,046	26,034	52,321	376,401	284,759	16,071	(2,784)	298,046
	₩2,923,314	₩ 519,661	₩ (49,358)	₩3,393,617	₩3,057,769	₩ 341,749	₩(476,204)	₩2,923,314

Financial information of investee companies as of and for the years ended December 31, 2006 and 2005, follows:

(In millions of Korean won)

	2006				2005			
	Assets	Liabilities	Sales	Net income (Loss)	Assets	Liabilities	Sales	Net income (Loss)
Samsung SDI Co., Ltd.	₩6,399,632	₩1,694,492	₩4,907,618	₩ 91,446	₩5,729,771	₩1,157,894	₩5,718,899	₩ 240,074
Samsung Electro-Mechanics Co., Ltd.	3,061,143	1,275,989	2,393,645	96,896	2,774,120	1,098,202	2,231,204	(67,291)
Samsung Techwin Co., Ltd.	1,776,634	925,667	2,868,706	160,262	1,624,359	912,420	2,391,351	86,444
Samsung SDS Co., Ltd.	1,272,924	560,871	2,100,034	220,863	953,142	472,665	1,875,222	147,796
Samsung Corning Co, Ltd.	643,691	128,108	481,701	(47,868)	700,016	139,356	615,051	(144,706)
MEMC Electronic Materials Korea, Inc.	224,300	36,104	207,830	28,500	220,465	32,218	204,984	33,908
Samsung Corning Precision Glass Co., Ltd.	2,445,602	273,780	1,965,653	891,066	1,997,442	459,687	1,702,944	780,015
Samsung Thales Co., Ltd.	447,303	215,061	461,872	22,525	348,684	138,967	452,665	27,265
Samsung SDI (Malaysia) SDN BHD	177,821	51,853	330,726	19,370	202,169	74,008	408,531	39,541
TSST Japan Co., Ltd.	382,393	341,754	1,395,532	22,311	358,492	342,997	1,466,305	(92,964)
Others	1,248,948	380,706	1,235,190	70,357	998,364	342,055	1,173,974	49,659

Market value information of publicly listed investee companies as of December 31, 2006 and 2005, are as follows:

(In millions of Korean won)	2006		2005	
	Market Value	Recorded Book Value	Market Value	Recorded Book Value
Samsung SDI Co., Ltd.	₩ 596,881	₩ 920,389	₩ 1,081,441	₩ 897,461
Samsung Electro- Mechanics Co., Ltd.	766,995	394,899	680,299	373,051
Samsung Techwin Co., Ltd.	665,564	216,118	353,857	179,044

Valuation gain or loss on securities as of December 31, 2006 and 2005, are as follows:

(In millions of Korean won)

	2006				2005			
	Balance at January 1, 2006	Valuation Amount	Included in Earnings	Balance at December 31, 2006	Balance at January 1, 2005	Valuation Amount	Included in Earnings	Balance at December 31, 2005
Gains from changes in equity of equity method investments	₩123,384	₩ 18,877	₩ (303)	₩ 141,958	₩197,320	₩ (73,936)	₩ -	₩123,384
Losses from changes in equity of equity method investments	(63,969)	20,562	(480)	(43,887)	(124,701)	60,732	-	(63,969)
	₩ 59,415	₩ 39,439	₩ (783)	₩ 98,071	₩ 72,619	₩ (13,204)	₩ -	₩ 59,415

11. Property, Plant and Equipment

Movements property, plant and equipment for the years ended December 31, 2006 and 2005, consist of the following:

(In millions of Korean won)	2006					
	Land	Buildings and Structures	Machinery and Equipment	Construction-In-Progress/ Machinery-In-Transit	Tools and Vehicles	Total
Balance at January 1, 2006	₩ 2,768,774	₩ 5,570,436	₩15,850,980	₩ 4,033,198	₩1,052,773	₩ 29,276,161
Acquisition	3,306	59,430	376,891	11,089,236	209,428	11,738,291
Transfer	276,892	1,375,293	8,924,265	(10,941,017)	364,567	-
Disposal	(64,372)	(98,285)	(91,858)	-	(37,082)	(291,597)
Depreciation	-	(422,703)	(5,837,939)	-	(435,520)	(6,696,162)
Others [1]	(7,781)	(30,129)	(80,802)	(135,298)	11,932	(242,078)
Balance at December 31, 2006	₩ 2,976,819	₩ 6,454,042	₩19,141,537	₩ 4,046,119	₩1,166,098	₩ 33,784,615

(In millions of Korean won)	2005					
	Land	Buildings and Structures	Machinery and Equipment	Construction-In-Progress/ Machinery-In-Transit	Tools and Vehicles	Total
Balance at January 1, 2005	₩ 2,273,296	₩ 4,851,477	₩12,188,848	₩ 3,692,511	₩ 956,264	₩23,962,396
Acquisition	10,066	87,386	600,586	10,547,037	295,150	11,540,225
Transfer	517,979	1,058,292	8,293,915	(10,135,959)	265,773	-
Disposal	(15,138)	(35,780)	(121,264)	-	(20,203)	(192,385)
Depreciation	-	(346,148)	(5,088,871)	-	(430,733)	(5,865,752)
Others [1]	(17,429)	(44,791)	(22,234)	(70,391)	(13,478)	(168,323)
Balance at December 31, 2005	₩ 2,768,774	₩ 5,570,436	₩15,850,980	₩ 4,033,198	₩1,052,773	₩29,276,161

[1] Others include amounts from changes in consolidation category and changes in foreign currency exchanges rates.

In accordance with the Asset Revaluation Law, on January 1, 1980, 1982, 1998 and April 1, 1999, SEC revalued a substantial portion of its property, plant, equipment and investments in equity securities by ₩3,051,612 million. The remaining revaluation increments amounting to ₩1,209,161 million, net of revaluation tax, credits to deferred foreign currency translation losses and others, were credited to capital surplus, a component of shareholders' equity.

In addition, on October 1, 2000, Samsung Kwangju Electronics Co., Ltd. revalued a substantial portion of its property, plant and equipment by ₩63,326 million. The revaluation increment of ₩62,145 million, net of revaluation tax of ₩1,181 million, was credited to capital surplus.

As of December 31, 2006, certain portion of overseas subsidiaries' property, plant and equipment, ₩4,633 million (equivalent to US$ 4,984 thousand) (2005: ₩5,620 million (equivalent to US$ 5,547 thousand)) is pledged as collaterals for various loans from financial institutions.

As of December 31, 2006, property, plant, equipment are insured against fire and other casualty losses, and business interruption losses of up to ₩56,492,021 million (2005: ₩55,261,920 million) and ₩21,456,224 million (2005: ₩21,298,026 million), respectively.

As of December 31, 2006, the value of land owned by SEC and its Korean subsidiaries based on the posted price issued by the Korean tax authority amounted to ₩3,654,206 million (2005: ₩2,743,672 million).

As of December 31, 2006, Samsung Card Co., Ltd., an SEC subsidiary, recorded ₩505,319 million (2005: ₩432,958 million) of operating lease assets, cancellation lease assets and prepaid finance lease assets acquired through the lease financing business (Note 8).

12. Intangible Assets

The changes in intangible assets for the years ended December 31, 2006 and 2005, are as follows:

(In millions of Korean won)	2006				
	Goodwill	Negative Goodwill	Intellectual Property Rights	Others	Total
Balance at January 1, 2006	₩ 9,839	₩ (599)	₩ 240,754	₩382,862	₩632,856
Acquisition [1]	512	-	80,354	124,292	205,158
Disposal	(237)	-	(2,661)	(1,469)	(4,367)
Amortization	(3,170)	413	(55,706)	(117,815)	(176,278)
Others [2]	(168)	-	(15)	1,199	1,016
Balance at December 31, 2006	₩ 6,776	₩ (186)	₩ 262,726	₩389,069	₩658,385

(In millions of Korean won)	2005				
	Goodwill	Negative Goodwill	Intellectual Property Rights	Others	Total
Balance at January 1, 2005	₩ 10,799	₩ (1,221)	₩ 220,086	₩314,858	₩544,522
Acquisition [1]	4,518	-	73,702	166,050	244,270
Disposal	(1,063)	-	(810)	(1,430)	(3,303)
Amortization	(4,623)	622	(52,168)	(97,828)	(153,997)
Others [2]	208	-	(56)	1,212	1,364
Balance at December 31, 2005	₩ 9,839	₩ (599)	₩ 240,754	₩382,862	₩632,856

[1] Acquisitions include amounts transferred from other accounts such as construction-in-progress.

[2] Others include amounts from changes in consolidation category and changes in foreign currency exchange rates.

The amortization expense of intangible assets for the years ended December 31, 2006 and 2005, is distributed into the following accounts:

(In millions of Korean won)

Account	2006	2005
Production costs	₩ 25,332	₩ 19,910
Selling and administrative expenses	80,645	74,352
Research and development expenses	70,241	59,735
	₩ 176,218	₩ 153,997

13. Long-Term Deposits and Other Assets

Long-term deposits and other assets as of December 31, 2006 and 2005, consist of the following:

(In millions of Korean won)		2006		2005
Long-term financial instruments	₩	926	₩	9,311
Long-term trade receivables, net		16,434		15,165
Long-term loans receivable, net		288,237		185,201
Long-term guarantee deposits		790,034		780,467
Long-term prepaid expenses		472,275		494,421
Others		58,532		15,152
	₩	1,626,438	₩	1,499,717

14. Short-Term Borrowings

Short-term borrowings as of December 31, 2006 and 2005, consist of the following:

(In millions of Korean won)	Annual interest rates (%) as of December 31, 2006		2006		2005
Overdraft	-	₩	16	₩	-
General term loans from commercial banks	5.1 - 5.7		1,290,464		1,786,157
Notes discounted	4.7 - 4.9		320,000		853,215
Usance financing, including document against acceptance loans incurred from intercompany transactions	1.5 - 5.7		3,814,409		3,635,070
Short-term borrowings of overseas subsidiaries	0.0 - 5.7		1,935,889		1,533,423
		₩	7,360,778	₩	7,807,865

Certain bank deposits, inventories, and property, plant and equipment are pledged as collaterals for the above borrowings (Notes 4, 7 and 11). In addition, SEC guarantees repayment of substantially all short-term borrowings of overseas subsidiaries (Note 19).

In addition, the above short-term borrowings include those of Samsung Card Co., Ltd., the consumer financing subsidiary, amounting to ₩1,557,976 million (2005: ₩2,263,921 million) and current maturities of long-term debts of ₩2,722,010 million (2005: ₩3,672,014 million) as of December 31, 2006.

15. Long-Term Debts

Long-term debts as of December 31, 2006 and 2005, consist of the following:

(In millions of Korean won)	Reference	2006	2005
Korean won loans	(A)	₩ 173,013	₩ 542,216
Foreign currency loans, in Korean won equivalents	(B)	479,821	631,344
Debentures	(C)	6,329,701	7,304,732
		6,982,535	8,478,292
Less: Current maturities		(2,771,866)	(3,786,791)
		₩ 4,210,669	₩ 4,691,501

As of December 31, 2006, certain bank deposits, and property, plant and equipment are pledged as collaterals for the above long-term debts (Notes 4 and 11). In addition, repayment of certain long-term debts are guaranteed by various Korean financial institutions and/or certain affiliated companies (Note 19).

Included in the long-term debts are the borrowings of Samsung Card Co., Ltd. in an aggregate amount of ₩4,032,036 million (2005: ₩4,386,262 million) as of December 31, 2006.

(A) Local currency loans as of December 31, 2006 and 2005, consist of the following:

(In millions of Korean won)	Annual interest rates (%) as of December 31, 2006	2006	2005
Korea Energy Management Corporation	3.8 - 4.5	₩ 576	₩ 921
Samsung Life Insurance Co., Ltd.	-	-	320,000
Samsung Shinhan 4th Special Purpose Company	-	172,320	215,346
Kookmin Bank and others	3.0 - 3.8	117	5,949
		₩ 173,013	₩ 542,216

(B) Long-term debts denominated in foreign currencies as of December 31, 2006 and 2005, consist of the following:

(In millions of Korean won)	Annual interest rates (%) as of December 31, 2006	2006	2005
Royal Bank of Scotland	5.8	₩ 185,920	₩ 202,600
Shinhan Bank and others	5.8 - 8.1	65,072	23,228
Foreign financial institutions (Overseas subsidiaries)	0.8 - 11.1	228,829	405,516
		₩ 479,821	₩ 631,344

(C) Debentures outstanding as of December 31, 2006 and 2005, consist of the following:

(In millions of Korean won)	Annual interest rates (%) as of December 31, 2006	2006	2005
Non-guaranteed debentures	0.0 - 8.5	₩ 5,318,500	₩ 6,367,200
Subordinated convertible bonds	2.0	799,947	800,000
		6,118,447	7,167,200
Add: Premium for non-executed rights		334,676	334,698
Less: Conversion rights		(116,153)	(186,024)
Discounts		(7,269)	(11,142)
		₩ 6,329,701	₩ 7,304,732

Samsung Card Co., Ltd., a domestic subsidiary, issued subordinated convertible bonds on June 23, 2003 with principal of ₩800,000 million, coupon rate of 2.0% and with a maturity date of June 23, 2008. Convertible bonds are convertible to common stock at the exercise price of ₩43,040 per share adjusted from ₩8,608 to reflect issuance of new shares of five to one on November 2, 2006, effective from June 23, 2006 (or when listed on the exchange) through May 23, 2008. Premium of 9% (or 5% when listed) on principal is additionally payable in case the bonds are not converted to equity before the due date.

Maturities of long-term debts outstanding, excluding premiums and discounts on debentures, as of December 31, 2006, are as follows:

(In millions of Korean won)

For the years Ending December 31	Local currency loans	Foreign currency loans	Debentures	Total
2008	₩ 282	₩ 148,007	₩ 2,191,947	₩ 2,340,236
2009	172,320	3,373	1,110,000	1,285,693
2010	-	3,505	40,000	43,505
2011	-	23,199	250,000	273,199
Thereafter	-	56,325	-	56,325
	₩ 172,602	₩ 234,409	₩ 3,591,947	₩ 3,998,958

16. Foreign Currency Notes and Bonds

Unsecured foreign currency notes and bonds as of December 31, 2006 and 2005, consist of the following:

(In millions of Korean won)	Reference	Due date	2006	2005
SEC				
USD denominated straight bonds	(A)	October 1, 2027	₩ 92,960	₩ 101,300
Overseas subsidiaries				
USD denominated fixed rate notes	(B)	April 1, 2027	23,240	25,325
USD denominated fixed rate notes	(B)	April 1, 2030	23,240	25,325
			139,440	151,950
Less: Discounts			(5,643)	(5,743)
			₩ 133,797	₩ 146,207

(A) US$ denominated straight bonds
On October 2, 1997, SEC issued straight bonds in the amount of US$100 million at 99.85% of face value. The bonds bear interest at 7.7% per annum and will mature on October 1, 2027, with repayments to be made annually for 20 years after a ten-year grace period from the date of issuance.

(B) Overseas subsidiaries
Overseas subsidiaries' bonds will be repaid at maturities with the biannual interest payment over the terms of the bonds. SEC has provided guarantees over the overseas subsidiaries' bonds.

Maturities of foreign currency notes and bonds, outstanding as of December 31, 2006, are as follows:

(In millions of Korean won) **For the years Ending December 31**	**Foreign currency notes and bonds**
2008	₩ 4,648
2009	4,648
2010	4,648
2011	4,648
Thereafter	120,848
	₩ 139,440

17. Accrued Severance Benefits

Change in accrued severance benefits for the year ended December 31, 2006 and 2005, consist of the following:

(In millions of Korean won)	2006	2005
Balance at the beginning of the year	₩ 1,431,997	₩ 1,155,698
Provision for severance benefits	522,926	459,499
Actual severance payments	(184,845)	(179,363)
Others [1]	(693)	(3,837)
	1,769,385	1,431,997
Less: Cumulative deposits to the		
National Pension Fund	(13,156)	(14,807)
Severance insurance deposits	(1,001,591)	(840,268)
Retirement pension operating assets	(33,433)	-
Balance at the end of the year	₩ 721,205	₩ 576,922

1 Others include amounts from changes in scope of consolidation and changes in foreign currency exchange rates.

In 2006, Samsung Card Co., Ltd., a domestic subsidiary, implemented a defined benefit pension plan with Samsung Life Insurance in accordance with Employee Retirement Benefit Security Act.

Retirement pension operating assets as of December 31, 2006, consist of the following:

	Persentage of the component (%)
Financial instruments	58.61
Securities	5.81
Financing assets	0.27
Others	35.31
	100.00

18. Liability Provisions

Changes in main liability provisions for the year ended December 31, 2006, are as follows:

(In millions of Korean won)	Reference	January 1, 2006	Icrease	Decrease	Others	December 31, 2006
Warranty reserves	(A)	₩ 579,362	₩ 993,817	₩ 862,783	₩(6,599)	₩ 703,797
Royalty expenses	(B)	844,538	397,689	267,347	358	975,238
Long-term incentives	(C)	133,579	143,796	3,017	-	274,358
Point reserves	(D)	107,984	121,629	104,743	-	124,870

[1] Others includes amounts from changes in foreign currency exchange rates.

(A) The Company accrues warranty reserves for estimated costs of future service, repairs and recalls, based on historical experience and terms of guarantees (1~4 years).

(B) The Company makes provisions for estimated royalty expenses related to technical assistance agreements that have not been settled. The timing of payment depends on the settlement of agreement.

(C) The Company introduced long-term incentive plans for its executives based on a three-year management performance criteria and has made a provision for the estimated incentive cost for the accrued period. The incentive is expected to be paid after 2007.

(D) Samsung Card Co., Ltd., a domestic subsidiary, accrues point reserves based on estimated expenses of future service arising within five years in order to reward loyal members and expand customer base.

19. Commitments and Contingencies

(A) As of December 31, 2006, the Company is contingently liable for guarantees of indebtedness, principally for related parties, approximating ₩7,623 million in loans and US$924.65 million on drawn facilities which have a maximum limit of US$2,063 million.

As of December 31, 2006, the Company is contingently liable for guarantees of indebtness for employees housing rental deposits with a maximum limit of ₩206,171 million.

In addition, as of December 31, 2006, the Company's overseas subsidiaries enter into "Cash Pooling Arrangement" contracts and "Banking Facility" agreements with overseas financial institutions for funds employment and provide mutual guarantees of indebtedness.

Area	Participating Subsidiaries	Financial Institutions
Europe	SEUK and 18 other subsidiaries	Citibank and another bank
Asia	SAPL and 6 other subsidiaries	Bank of America
Asia	SEMA and 2 other subsidiaries	Standard Chartered bank

(B) As of December 31, 2006, SEC and its domestic subsidiaries are insured against future contract commitments of up to ₩145,553 million. In addition, Samsung Card Co., Ltd. is insured against future contract commitments relating American Express from Woori Bank up to US$5 million.

(C) As of December 31, 2006, the Company has technical assistance agreements with certain companies requiring payment for use of the technology or from sales of products manufactured using such technology.

(D) As of December 31, 2006, SEC and its Korean subsidiaries have a bank overdraft facility agreement with various Korean financial institutions with a combined maximum limit of ₩688,500 million.

(E) The Company leases certain property, plant and equipment under various finance lease arrangements. Assets recorded under capitalized lease agreements are included in property, plant and equipment with a net book value of ₩24,029 million (2005: ₩27,209 million). Depreciation expense for the finance lease assets amounted to ₩1,442 million (2005: ₩1,917 million) for the year ended December 31, 2006.

The minimum lease payments and their present value as of December 31, 2006 and 2005, are as follows:

	2006		2005	
(In million of Korean won)	Minimum lease payments	Present values	Minimum lease payments	Present values
Within one year	₩ 4,386	₩ 3,833	₩ 4,346	₩ 3,929
From one year to five years	17,544	14,575	17,384	15,716
More than five years	43,420	24,212	49,802	28,323
	65,350	₩ 42,620	71,532	₩ 47,968
Present value adjustment	(22,730)		(23,564)	
Financing lease liabilities	₩ 42,620		₩ 47,968	

(F) As of December 31, 2006, the Company has various lease agreements that are recognized as operating leases. Related rental payments amounting to ₩61,188 million (2005: ₩59,646 million) are charged to current operations for the year ended December 31, 2006.

The minimum lease payments as of December 31, 2006 and 2005, are as follows:

(In million of Korean won)	2006	2005
Within one year	₩ 59,156	₩ 44,441
From one year to five years	133,373	110,806
More than five years	51,418	73,704
	₩ 243,947	₩ 228,951

(G) As of December 31, 2006, the Company has credit insurance against its approved foreign customers on behalf of its affiliates and subsidiaries with Korea Export Insurance Co.

(H) As of December 31, 2006, the Company has forward exchange contracts to manage the exposure to changes in currency exchanges rates in accordance with its foreign currency risk management policy. The use of foreign currency forward contracts allows the Company to reduce its exposure to the risk that it may be adversely affected by changes in exchange rates.

In addition, the Company has interest rate swap contracts and foreign currency swap contracts to reduce the impact of changes in floating rates on long-term debt and borrowings, and interest rate swap contracts and foreign currency swap contracts to reduce the impact of changes in the fair-value risk on fixed rate long-term debt.

A summary of derivative transactions as of and for the year ended December 31, 2006 and 2005, follows:

(In millions of Korean won)

	2006						2005	
Type	Asset (Liability)		Gain (Loss) on Valuation (I/S)		Gain (Loss) on Valuation (B/S)		Asset (Liability)	
Forward exchange	₩	6,319	₩	7,210	₩	-	₩	5,704
		(8,866)		(9,667)		-		(7,361)
Interest rate swap	₩	1,851	₩	-	₩	1,673	₩	9,228
		(3,876)		-		(3,669)		(6,202)
Currency swap	₩	-	₩	-	₩	-	₩	-
		(28,948)		(23,468)		-		(5,480)

Of the amounts charged to capital adjustments from the valuation of interest rate swap contracts, a gain of ₩380 million will be realized by December 31, 2007.

(I) As of December 31, 2006, the Company has been named as a defendant in 13 overseas legal actions filed by Matsushita Electric Industrial Co., Ltd., Commissariat A L'Energie Atomique, 02 Micro International Limited, St.Clair Intellectual Property Consultants Inc., Tadahiro Ohmi, Rambus Inc., Sony Ericsson Mobile Communications Inc., Orion IP, LLC., Agere systems Inc., Fujinon Corporation, Inter Digital Communications Corporation, ON Semiconductor Corporation and Hitachi Global Storage Technologies Netherlands B.V. for alleged patent infringements, and as a plaintiff in six overseas legal actions against Compal Electronics Inc., International Rectifier Corporation, Matsushita Electric Industrial Co., Ltd, Rambus Inc., Sony Ericsson Mobile Communications Inc., and ON Semiconductor Corporation for alleged patent infringements.

Domestic legal actions involving SEC include seven cases as the plaintiff with total claims amounting to approximately ₩9,575 million and 25 cases as the defendant, excluding the Samsung Motors Inc. case, mentioned in (L), with a total claims amounting to approximately ₩131,034 million. In addition, its subsidiaries have been sued for alleged patent infringements and collection of certain debts in domestic and foreign countries with total claims amounting to approximately ₩152,383 million as the plaintiff and total claims amounting to approximately ₩127,496 million as the defendant.

Considering the legal cases mentioned above and various other claims and proceedings pending as of December 31, 2006, the Company's management believes that, although the outcome of these matters is uncertain, the conclusion of these matters will not have a material adverse effect on the operations or financial position of the Company.

(J) In 2002, the United States Department of Justice Antitrust Division (the Justice Department) initiated an investigation into alleged anti-trust violations by the sellers of Dynamic Random Access Memory ("DRAM") in the United States, which include Samsung Semiconductor Inc. (SSI), a US subsidiary of the Company. SEC and SSI entered into a plea agreement with the Justice Department on November 30, 2005 and agreed to pay US$300 million over five years. As of December 31, 2005, SSI had accrued US$300 million in provisions in its balance sheet relative to the agreement.

Following the announcement of the Justice Department's investigation, several civil class actions were filed against SEC and SSI. As a result, SSI recognized expenses amounting to US$ 67 million for the year ended December 31, 2005. SSI has recognized additional expenses amounting to US$ 93.5 million as further potential losses for the year ended December 31, 2006. The Company's management believes that although the outcome of these cases are uncertain and the results could differ from the current estimates, the difference from the actual resolution will not have a material adverse effect on the operations or financial position of the Company.

(K) The United States Department of Justice Antitrust Division (the Justice Department) and other nations' anti-trust authorities initiated an investigation into alleged anti-trust violations by the sellers of TFT-LCD and SRAM, which include SEC and some of its foreign subsidiaries.

Following the investigation of the Justice Department, several civil actions were filed against SEC and some of its foreign subsidiaries.

As of balance sheet date, the outcome of this civil action is uncertain and accordingly, the ultimate effect of this matter on the financial position of Company cannot be determined.

(L) SEC and 30 other Samsung Group affiliates (the “Affiliates”) entered into an agreement with the institutional creditors (the “Creditors”) of Samsung Motors Inc. ("SMI") in September 1999. In accordance with this agreement, SEC and the Affiliates agreed to sell 3,500,000 shares of Samsung Life Insurance Co., Ltd. (the “Shares”), which were previously transferred to the Creditors in connection with the petition for court receivership of SMI. The Shares were to be disposed of by December 31, 2000 and if the sales proceeds fell short of ₩2,450 billion (the “Shortfall”), SEC and the Affiliates agreed to compensate the Creditors for the Shortfall by other means, including participating in any equity offering or subordinated debentures issued by the Creditors. Any excess proceeds over ₩2,450 billion were to be distributed to SEC and the Affiliates. In the event of non-performance to this agreement, default interest on the Shortfall was agreed to be paid to the Creditors by SEC and the Affiliates.

As of the balance sheet date, the sale of the Shares has not been completed and on December 9, 2005, the Creditors filed a civil action against Mr. Kun-Hee Lee, the chairman of SEC, SEC and 27 of the remaining Affiliates, in connection with this agreement. The Creditors are claiming from Mr. Kun-Hee Lee, SEC and 27 of the Affiliates the agreed sales proceeds amount of ₩2,450 billion together with interest of 6% per annum from January 1, 2001, until the date SEC was served with court process and 20% per annum thereafter until settlement.

In addition, the Creditors are claiming from SEC and 27 of the Affiliates damages resulting from delays amounting to ₩2,287.9 billion (the "Damages"), the aggregate amount of monthly default interest calculated from January 1, 2001, at 19% per annum on ₩2,450 billion, with interest. Interest on the Damages has been calculated by applying 6% per annum on the monthly calculated Damages amount from the following month until the date SEC was served with court process and 20% per annum thereafter until settlement. Additional damage for delays, calculated at 19% per annum on ₩2,450 billion, is also being claimed by the Creditors from December 1, 2005, until settlement.

As of the balance sheet date, the outcome of this civil action is uncertain and accordingly, the ultimate effect of this matter on the financial position of the Company cannot presently be determined.

(M) As of December 31, 2006, SEA and five other overseas subsidiaries have agreements with financial institutions to sell certain eligible trade accounts receivable under which, on an ongoing basis, a maximum of US$1,349 million can be sold. The Company has trade notes receivable discounting facilities with various Korean banks, including Standard Charted First Bank Korea with a combined limit of up to ₩150,000 million; a trade financing agreement with 21 banks including Shinhan Bank for up to US$8,624 million; a credit sales facility agreement with five Korean banks, including Woori Bank; and an accounts receivable factoring agreement with Korea Exchange Bank for up to ₩150,000 million. In relation to the credit sales facility agreement with Woori Bank (up to ₩70,000 million) and Kookmin Bank (up to ₩200,000 million), the Company has recourse obligations on the receivables where the extensions have been granted on the due dates. In addition, the Company also has loan facilities with accounts receivables pledged as collateral with four banks, including Woori Bank for up to ₩736,000 million.

(N) As of December 31, 2006, Samsung Card Co., Ltd. has credit loan facilities of up to ₩1,500 billion and collateral loan facilities of up to ₩2,000 billion with Samsung Life Insurance Co., Ltd. In addition, S-LCD and two other domestic subsidiaries have general term loan facilities up to ₩3,320 billion with Korean banks, including Kookmin Bank.

(O) As of December 31, 2006, SEC and its domestic subsidiaries have provided two blank notes and three notes amounting to ₩30,000 million, to financial institutions as collaterals for bank borrowings and for the fulfillment of certain contracts, which would not have a direct adverse effect on the operations or financial position of the Company.

(P) Samsung Card Co., Ltd. has agreements with various financial institutions to sell certain eligible financing receivables, subject to recourse. Remittances of the sold accounts receivables are collected by the consumer financing subsidiaries and transferred to the buyers of the receivables on predetermined due dates. As of December 31, 2006, these transferred financing receivables which have been accounted for as sales of receivables are nil (2005: ₩17,395 million).

In addition, Samsung Card Co., Ltd. has entered into agreements ("Receivables Sale Agreements") with several financial institutions, whereby the latter will sell certain eligible financing receivables in accordance with the Act on Asset Backed Securitization of the Republic of Korea (the "ABS Act"). Pursuant to the Receivables Sale Agreements, Samsung Card Co., Ltd. formed Special Purpose Entities ("SPEs") for the sole purpose of buying receivables generated by the consumer financing subsidiary. Under the Receivables Sale Agreements, Samsung Card Co., Ltd., irrevocably and with limited recourse, transfer eligible financing receivables to the SPEs.

These transactions are accounted for as a sale of receivables, and amount to ₩1,448,439 million for the year ended December 31, 2006 (2005: ₩2,380,559 million). As of December 31, 2006 ₩4,002,923 (2005: ₩4,017,978) remains uncollected by the financial institutions and these amounts have not been included in the consolidated balance sheet.

20. Capital Stock

Under its Articles of Incorporation, SEC is authorized to issue 500 million shares of capital stock with a par value of ₩5,000 per share, of which 100 million shares are cumulative, participating preferred stock that are non-voting and entitled to a minimum cash dividend at 9% of par value. In addition, SEC is authorized to issue to investors, other than current shareholders, convertible debentures and debentures with warrants with face values up to ₩4,000 billion and ₩2,000 billion, respectively. The convertible debentures amounting to ₩3,000 billion and ₩1,000 billion are assigned to common stock and preferred stock, respectively. While debentures with warrants amounting to ₩1,500 billion and ₩500 billion are assigned to common stock and preferred stock, respectively.

SEC is also authorized, subject to the Board of Directors' approval, to issue shares of common or preferred stock to investors other than current shareholders for issuance of depository receipts, general public subscription, urgent financing with financial institutions, and strategic alliance.

SEC is authorized, subject to the Board of Directors' approval, to retire treasury stock in accordance with applicable laws up to the maximum amount of certain undistributed earnings. As of December 31, 2005, the 8,310,000 shares of common stock and 1,060,000 shares of non-voting preferred stock had been retired over three trenches, with the Board of Directors' approval.

SEC has issued global depositary receipts ("GDR"), representing certain shares of non-voting preferred stock and common stock, at overseas stock markets, are as follows:

	Number of Shares of Stock	Number of Shares of GDR
Non-voting preferred stock	7,695,272	15,390,544
Common stock	4,251,338	8,502,678

In addition to the above issuances, there have been several conversions of foreign currency convertible bonds into GDRs and conversions of the issued GDRs into original shares of common stock or non-voting preferred stock.

As of December 31, 2006, outstanding global depositary receipts consist of 24,282,064 shares for common stock (common stock equivalent: 12,141,032 shares) and 7,760,842 shares for non-voting preferred stock (preferred stock equivalent: 3,880,421 shares).

As of December 31, 2006, exclusive of retired stocks, 147,299,337 shares of common stock and 22,833,427 shares of preferred stock have been issued. The preferred shares, which are non-cumulative and non-voting, were all issued on or before February 28, 1997, and are entitled to an additional cash dividend of 1% of par value over common stock.

The par value of capital stock differs from paid-in capital as the retirement of capital stock was recorded as a deduction from retained earnings.

21. Retained Earnings

Retained earnings as of December 31, 2006 and 2005, consist of the following:

(In millions of Korean won)		2006		2005
Appropriated legal reserve [1]	₩	450,789	₩	450,789
Reserve for business rationalization		7,512,101		6,512,101
Reserve for improvement of financial structure [2]		204,815		204,815
Reserve for overseas market development		510,750		510,750
Reserve for overseas investment losses		164,982		164,982
Reserve for research and human resource development		18,936,458		14,936,458
Reserve for export losses		167,749		167,749
Reserve for loss on disposal of treasury stock		2,000,000		1,350,000
Reserve for capital expenditure		6,660,814		5,504,657
		36,608,458		29,802,301
Unappropriated		7,855,225		7,566,964
	₩	44,463,683	₩	37,369,265

[1] The Commercial Code of the Republic of Korea requires the Company to appropriate as a legal reserve, an amount equal to a minimum of 10% of annual cash dividends declared, until the reserve equals 50% of its issued capital stock. The reserve is not available for the payment of cash dividends, but may be transferred to capital stock through a resolution of the Board of Directors or used to reduce accumulated deficit, if any, with the ratification of the shareholders.

[2] In accordance with the Regulation for Securities Issuance and Disclosure, the Company is required to appropriate, as a reserve for improvement of financial structure, an amount equal to at least 50% of the net extraordinary gain on disposal of property, plant and equipment and 10% of net earnings for each year, until the shareholders' equity equals 30% of total assets. This reserve is not available for the payment of cash dividends, but may be transferred to capital stock or used to reduce accumulated deficit, if any.

22. Dividends

SEC declared cash dividends to shareholders of common stock and preferred stock as interim dividends for the six-month periods ended June 30, 2006 and 2005, and as year-end dividends for the years ended December 31, 2006 and 2005.

Details of interim dividends and year-end dividends are as follows:

(A) Interim Dividends

(In millions of Korean won and number of shares)

		2006	2005
Number of shares eligible for dividends	Common stock	128,519,810 shares	132,435,367 shares
	Preferred stock	20,253,734 shares	20,868,071 shares
Dividend rate		10%	10%
Dividend amount	Common stock	₩ 64,260	₩ 66,218
	Preferred stock	10,126	10,434
		₩ 74,386	₩ 76,652

(B) Year-end Dividends

(In millions of Korean won and number of shares)

		2006	2005
Number of shares eligible for dividends	Common stock	128,758,653 shares	130,620,297 shares
	Preferred stock	20,253,734 shares	20,653,734 shares
Dividend rate	Common stock	100%	100%
	Preferred stock	101%	101%
Dividend amount	Common stock	₩ 643,793	₩ 653,102
	Preferred stock	102,282	104,301
		₩ 746,075	₩ 757,403

(C) Dividend Payout Ratio

(In millions of Korean won)		2006		2005
Dividends	₩	820,461	₩	834,055
Net income		7,926,087		7,640,092
Dividend payout ratio		10.35%		10.92%

(D) Dividend Yield Ratio

	2006		2005	
	Common Stock	Preferred Stock	Common Stock	Preferred Stock
Dividend per share	₩ 5,500	₩ 5,550	₩ 5,500	₩ 5,550
Market price [1]	611,400	486,000	644,600	486,100
Dividend yield ratio	0.90%	1.14%	0.85%	1.14%

[1] The average closing price for the prior week from 2 trading days before closing date of shareholders' list.

23. Treasury Stock

As of December 31, 2006, the Company holds 18,540,684 common shares and 2,579,693 preferred shares as treasury stocks recorded as a capital adjustment.

24. Other Capital Adjustments

Other capital adjustments as of December 31, 2006 and 2005, consist of the following:

(In millions of Korean won)		2006		2005
Gain on valuation of available-for-sale securities	₩	733,050	₩	559,881
Loss on valuation of available-for-sale securities		(1,933)		(23,540)
Gain on valuation of equity-method investments		141,958		123,384
Loss on valuation of equity-method investments		(43,887)		(63,969)
Stock option compensation		539,152		616,824
Cumulative translation adjustments		(293,812)		(149,618)
Others		(15,895)		10,103
	₩	1,058,633	₩	1,073,065

25. Stock Option Plan

SEC has a stock option plan that provides for the granting of stock purchase options to employees or directors who have contributed or are expected to contribute to the management and technological innovation of SEC.

A summary of the terms of stock options granted is as follows:

	Date of the Grant							
	March 16, 2000	March 9, 2001	February 28, 2002	March 25, 2002	March 7, 2003	April 16, 2004	October 15, 2004	December 20, 2005
Quantity net of forfeitures and exercises	918,656	1,032,600	596,578	84,982	250,790	560,649	7,200	10,000
Exercise price [1]	₩272,700	₩197,100	₩329,200	₩342,800	₩288,800	₩580,300	₩460,500	₩606,700
Exercise period from the date of the grant [2]	3~10years	3~10years	2~10years	2~10years	2~10years	2~10years	2~4years	2~10years

[1] The exercise price can be adjusted in the case of the issuance of new shares, stock dividends, stock splits, or stock mergers.

[2] The options can be fully vested after two years from the date of grant.

The fair value of each option grant was estimated using the Black-Scholes option-pricing model based on the date of the grant using the following assumptions:

	Date of the Grant							
	March 16, 2000	March 9, 2001	February 28, 2002	March 25, 2002	March 7, 2003	April 16, 2004	October 15, 2004	December 20, 2005
Risk-free interest rates	9.08%	6.04%	5.71%	6.44%	4.62%	4.60%	3.56%	4.95%
Expected stock price volatility	69.48%	74.46%	64.97%	64.90%	60.08%	43.09%	42.46%	32.71%
Expected life	4 years	4 years	3 years	3 years	3 years	3 years	3 years	3 years
Expected dividend yield	0.39%	0.89%	0.73%	0.74%	1.25%	0.73%	0.99%	1.14%

The compensation expense related to stock options amounted to ₩16,470 million for the year ended December 31, 2006, and is estimated to be ₩780 million in total for future periods.

As of December 31, 2006, Samsung Card Co,. Ltd., a domestic subsidiary, has granted 120,472 shares including 45,472 shares, which had been granted by Samsung Capital Co., Ltd. as part of the merger in 2004. However, 602,395 shares in stock options, which were granted as of December 31, 2005, were adjusted to reflect issuance of new shares of five to one so that the number of shares granted is decreased and exercise price is increased. The compensation expense recognized by Samsung Card Co., Ltd. was ₩2 million for the year ended December 31, 2005. The stock options of ₩1,231 million according to the SEC's ownership ratio are included in a separate component of shareholders' equity as other capital adjustments.

26. Income Tax

The statutory income tax rate applicable to the Company, including resident surtax, is 27.5%.

Income tax expense for the years ended December 31, 2006 and 2005, consists of the following:

(In millions of Korean won)		2006		2005
Current income taxes	₩	1,652,083	₩	1,586,753
Deferred income taxes		(10,702)		(358,394)
Items charged directly to shareholders' equity		(7,394)		(10,113)
	₩	1,633,987	₩	1,218,246

The following table reconciles the expected amount of income tax expense based on statutory rates to the actual amount of taxes recorded by the Company for the years ended December 31, 2006 and 2005:

(In millions of Korean won)		2006		2005
Income before taxes	₩	9,827,646	₩	8,125,313
Statutory tax rate		27.5%		27.5%
Expected taxes at statutory rate		2,702,603		2,234,461
Tax credit		(1,120,772)		(1,292,932)
Others, net		52,156		276,717
Actual taxes	₩	1,633,987	₩	1,218,246
Effective tax rate		16.63%		15.0%

Deferred income tax assets and liabilites from tax effect of temporary differences including available tax credit carryforwards and undisposed accumulated deficit as of December 31, 2006, are as follows:

	Temporary Differences			Deferred Income Tax Asset (Liabilities)				
(In millions of Korea won)	Beginning Balance	Increase (Decrease)	Ending Balance	Beginning Balance	Increase (Decrease)	Ending Balance	Current	Non-Current
Deferred tax arising from temporary differences								
Special reserves appropriated for tax purposes	₩(2,054,259)	₩ 11,409	₩(2,042,850)	₩(564,094)	₩ 2,310	₩(561,784)	₩ (160,417)	₩(401,367)
Equity-method investments	(1,280,543)	(1,346,947)	(2,627,490)	(287,144)	(108,779)	(395,923)	-	(395,923)
Depreciation	(618,076)	(247,741)	(865,817)	(184,221)	(71,807)	(256,028)	(5,681)	(250,347)
Capitalized interest expense	(139,753)	12,967	(126,786)	(38,432)	3,566	(34,866)	-	(34,866)
Accrued income	(449,617)	226,203	(223,414)	(123,627)	62,470	(61,157)	(60,735)	(422)
Accrued expenses	2,204,061	152,536	2,356,597	603,695	49,854	653,549	548,076	105,473
Deferred foreign exchange gains	26,628	(2,516)	24,112	7,221	(715)	6,506	(462)	6,968
Impairment losses on investments	631,212	(99,146)	532,066	174,830	(25,341)	149,489	229	149,260
Others	765,310	283,913	1,049,223	153,779	100,269	254,048	134,872	119,176
	₩ (915,037)	₩(1,009,322)	₩(1,924,359)	₩(257,993)	₩11,827	₩(246,166)	₩ 455,882	₩(702,048)
Deferred tax assets arising from the carryforwards								
Undisposed accumulated deficit	₩ 3,773,184	₩ (419,949)	₩ 3,353,235	₩ 334,513	₩ (88,453)	₩ 246,060	₩ 28,411	₩ 217,649
Tax credit carryforwards	₩ 1,236,484	₩ 105,457	₩ 1,341,941	₩ 909,804	₩ 78,318	₩ 988,122	₩ 980,149	₩ 7,973
Deferred tax relating to items charged to equity								
Other capital adjustments	₩ (757,513)	₩ (526,434)	₩(1,283,947)	₩(210,876)	₩(144,241)	₩(355,117)	₩ (2,308)	₩(352,809)
						₩632,899	₩1,462,134	₩(829,235)

Deferred income tax assets and liabilities from tax effect of temporary differences including available tax credit carryforwards and undisposed accumulated deficit as of December 31, 2005, were as follows:

(In millions of Korea won)	Temporary Differences			Deferred Income Tax Asset (Liabilities)				
	Beginning Balance	Increase (Decrease)	Ending Balance	Beginning Balance	Increase (Decrease)	Ending Balance	Current	Non-Current
Deferred tax arising from temporary differences								
Special reserves appropriated for tax purposes	₩(1,600,489)	₩(453,770)	₩(2,054,259)	₩(440,153)	₩(123,941)	₩(564,094)	₩ (110)	₩(563,984)
Equity-method investments	(1,451,878)	171,335	(1,280,543)	(272,470)	(14,674)	(287,144)	-	(287,144)
Depreciation	(241,866)	(376,210)	(618,076)	(66,658)	(117,563)	(184,221)	(2,494)	(181,727)
Capitalized interest expense	(164,103)	24,350	(139,753)	(45,128)	6,696	(38,432)	-	(38,432)
Accrued income	(535,561)	85,944	(449,617)	(147,843)	24,216	(123,627)	(123,296)	(331)
Accrued expenses	1,974,456	229,605	2,204,061	551,383	52,312	603,695	557,630	46,065
Deferred foreign exchange gains	41,997	(15,369)	26,628	11,001	(3,780)	7,221	176	7,045
Impairment losses on investments	516,557	114,655	631,212	143,105	31,725	174,830	196	174,634
Others	758,956	6,354	765,310	194,534	(40,755)	153,779	77,490	76,289
	₩ (701,931)	₩(213,106)	₩ (915,037)	₩ (72,229)	₩(185,764)	₩(257,993)	₩ 509,592	₩(767,585)
Deferred tax assets arising from the carryforwards								
Undisposed accumulated deficit	₩2,261,378	₩1,511,806	₩3,773,184	₩ 181,130	₩ 153,383	₩ 334,513	₩ 15,744	₩ 318,769
Tax credit carryforwards	₩ 587,918	₩ 648,566	₩1,236,484	₩ 531,845	₩ 377,959	₩ 909,804	₩ 625,535	₩ 284,269
Deferred tax relating to items charged to equity								
Other capital adjustments	₩ -	₩(757,513)	₩ (757,513)	₩ -	₩(210,876)	₩(210,876)	₩ 7,571	₩(218,447)
						₩ 775,448	₩1,158,442	₩(382,994)

The Company periodically assesses its ability to recover deferred income tax assets. In the event of a significant uncertainty regarding the Company's ultimate ability to recover such assets, a valuation allowance is recorded to reduce the assets to its estimated realizable value.

Temporary differences, which were not recognized to deferred tax effect due to the uncertainty regarding ultimate ability to realize such assets, as of December 31, 2006 and 2005, are as follows:

(In millions of Korean won)	2006	2005
Gain on revaluation of land[1]	₩ 399,034	₩ 411,691
Gain on valuation on equity-method investments[2]	253,358	236,383
Undisposed accumulated deficit	2,457,237	2,558,846
Tax credit carryforwards	318,588	293,983
Others	136,034	106,593

[1] The Company does not expect cash inflows from the revalued land in the near future.

[2] The Company does not expect cash inflows, such as proceeds from the disposal of, or receipts of dividends from, earnings arising from certain subsidiaries and equity method investments within the foreseeable future.

Deferred income tax assets and liabilities and income tax expense charged directly to shareholders' equity as of and for the years ended December 31, 2006 and 2005, are as follows:

(In millions of Korean won)	2006	2005
Ⅰ. Deferred income tax assets and liabilities		
Gain(Loss) on valuation of available-for-sale securities	₩ (355,117)	₩ (210,876)
Ⅱ. Income tax expense		
Gain on sale of treasury stock	₩ (7,394)	₩ (10,113)

27. Earnings Per Share

Earnings per share is computed by dividing net income by the weighted-average number of common shares outstanding during the year. Ordinary income per share is calculated by dividing ordinary income allocated to common stock, which is net income allocated to common stock as adjusted by extraordinary gains or losses, net of related income taxes, by the weighted-average number of common shares outstanding during the year.

Basic earnings per share for the years ended December 31, 2006 and 2005, are calculated as follows:

(In millions and number of shares)	2006	2005
Net income as reported on the statements of income	₩ 7,926,087	₩ 7,640,092
Adjustments:		
Dividends for preferred stock	(112,408)	(114,735)
Undeclared participating preferred stock dividend	(965,779)	(929,242)
Net income available for common stock	6,847,900	6,596,115
Weighted-average number of common shares outstanding	129,499,781	132,003,416
Earnings per share (in Korean won)	₩ 52,880	₩ 49,969

Diluted earnings per share for the years ended December 31, 2006 and 2005, are calculated as follows:

(In millions and number of shares)	2006	2005
Net income available for common stock	₩ 6,847,900	₩ 6,596,115
Adjustment:		
Compensation expense for stock options	-	2,437
Net income available for common stock and common equivalent shares	6,847,900	6,598,552
Weighted-average number of shares of common stock and common equivalent shares [1] outstanding	131,388,160	134,314,164
Diluted earnings per share (in Korean won)	₩ 52,120	₩ 49,128

[1] Common equivalent shares:

	2006		
	Number of shares	Weight	Common Stock Equivalent
Stock options	1,888,379	365/365	1,888,379

	2005		
	Number of shares	Weight	Common Stock Equivalent
Stock options	2,310,748	365/365	2,310,748

The number of dilutive shares of outstanding stock options is calculated by applying the treasury stock method.

Under the treasury stock method, the proceeds from the exercise of the stock options are assumed to be used to purchase common stock at the average market price. The incremental number of shares which is the difference between the number of shares assumed to be issued and the number of shares assumed to be purchased, is included in the denominator in calculating diluted earnings per share.

28. Related Party Transactions

(A) Significant transactions between SEC and its consolidated subsidiaries, which have been eliminated during consolidation, for the years ended December 31, 2006 and 2005, and the related receivables and payables as of December 31, 2006 and 2005, are as follows:

(In millions of Korean won)

	Sales		Purchases		Receivables [1]		Payables	
Subsidiaries	2006	2005	2006	2005	2006	2005	2006	2005
SJC	₩ 3,798,069	₩ 3,352,043	₩ 2,100,737	₩ 2,312,721	₩ 194,106	₩ 280,444	₩ 244,467	₩ 163,103
SLCD	930,983	1,060,137	1,940,542	1,049,016	327,564	375,505	161,129	185,947
STA	1,248,304	1,966,733	401,378	415,867	110,333	179,195	166,839	209,793
SET	3,987,161	3,386,002	578,541	357,847	334,475	241,926	42,696	20,817
SSI	6,797,940	6,412,590	9,471	10,025	589,577	642,275	-	-
SAPL	2,318,294	3,015,172	880,677	760,714	189,049	201,303	36,921	50,994
SEHK	2,293,407	1,941,144	1,053,224	1,050,716	246,390	210,525	40,261	54,627
SEA	619,432	813,974	1,310,381	1,301,741	138,846	101,975	65,619	98,303
SSEG	3,866,865	3,903,865	5,405	4,072	371,801	445,707	3,324	3,327
SEO	1,726,447	1,893,544	58,595	40,961	292,635	263,216	20,103	12,991
SEUK	1,386,474	1,485,684	122,189	278,365	40,646	34,768	54,091	29,351
SEF	989,792	1,021,812	31,421	15,802	77,575	31,915	24,730	5,611
SSEL	1,289,931	1,175,766	148	512	219,342	85,251	3,702	228
SII	678,497	590,364	15,517	13,390	66,468	15,429	2,010	704
SEI	797,545	736,838	45,937	18,663	30,600	81,951	41,100	7,316
SELS	340,656	367,469	3,260	5,836	87,094	56,171	184	1,048
TSTC	2,549,547	2,033,053	179	15	236,333	151,023	-	3
SESC	125,752	234,379	290,226	263,715	11,936	56,925	41,010	25,968
Others	10,750,083	10,139,345	5,063,732	4,891,205	1,301,644	1,192,694	935,168	776,736
	₩ 46,495,179	₩ 45,529,914	₩ 13,911,560	₩12,791,183	₩ 4,866,414	₩ 4,648,198	₩ 1,883,354	₩ 1,646,867

[1] Includes the transferred receivables of consolidated subsidiaries as of December 31, 2006 and 2005.

(B) Significant transactions among subsidiaries for the years ended December 31, 2006 and 2005, and the related receivables as of December 31, 2006 and 2005, are as follows:

(In millions of Korean won)		Sales		Receivables	
Selling Company	Purchasing Company	2006	2005	2006	2005
SII	SEA	₩ 2,621,556	₩ 1,676,658	₩ 46,979	₩ 26,437
SESK	SELS	1,973,548	709,088	192,821	44,287
TSTC	STA	978,057	697,960	64,246	43,284
SSKMT	STA	881,494	583,569	84,099	5,848
SEH	SELS	820,901	202,080	95,280	20,414
SELS	SEF	758,010	406,793	22,697	20,414
TSED	SCIC	654,289	420,703	40,047	30,844
SSEG	SESK	625,352	365,489	28,664	34,447
SDMA	SELS	612,718	431,450	78,128	84,184
SSI	SII	584,015	246,459	45,906	8,594
SELS	SEUK	538,778	111,161	8,503	3,779
SET	SESK	536,355	206,247	23,077	31,400
SELS	SEO	535,631	311,455	38,984	4,690
SELS	SEG	482,308	216,713	8,033	7,924
SELS	SEI	461,140	160,942	1,365	5,230
Others		16,734,668	15,547,196	1,761,341	1,853,756
		₩29,798,820	₩22,293,963	₩2,540,170	₩2,225,532

The inter company loans resulting from significant transactions among subsidiaries for the year ended December 31, 2006, amount to ₩1,170,074 million (2005: ₩638,117 million).

(C) Significant transactions between SEC and equity-method investees for the years ended December 31, 2006 and 2005, and the related receivables and payables as of December 31, 2006 and 2005, are as follows:

(In millions of Korean won)	Sales		Purchases		Receivables		Payables	
Equity-method Investees	**2006**	**2005**	**2006**	**2005**	**2006**	**2005**	**2006**	**2005**
Samsung SDI Co., Ltd.	₩168,755	₩237,925	₩1,279,239	₩1,650,220	₩19,300	₩24,347	₩127,143	₩189,104
Samsung Corning Precision Glass Co., Ltd.	5,793	11,255	724,817	544,036	100	1,455	4,254	42,680
Samsung Electro-Mechanics Co., Ltd.	40,187	33,234	1,090,620	1,013,365	8,532	9,875	86,312	83,243
Samsung SDS Co., Ltd.	46,032	36,739	693,679	619,709	13,477	10,079	126,857	128,190
Seoul Commtech. Co., Ltd.	7,783	7,629	96,744	136,327	2,760	1,320	36,411	36,528
Samsung Techwin Co., Ltd.	75,363	33,584	578,741	512,712	24,200	16,327	50,216	51,256
Others	12,255	15,185	379,001	189,484	25,952	27,003	42,737	43,896
	₩356,168	₩375,551	₩4,842,841	₩4,665,853	₩94,321	₩90,406	₩473,930	₩574,897

(D) Significant transactions between subsidiaries and equity-method investees for the years ended December 31, 2006 and 2005, and the related receivables as of December 31, 2006 and 2005, are as follows:

(In millions of Korean won)		Sales		Receivables	
Selling Company	**Purchasing Company**	**2006**	**2005**	**2006**	**2005**
SJC	Samsung SDI Co., Ltd.	₩ 651,505	₩ 362,638	₩ 37,685	₩ 21,343
Samsung SDI Co., Ltd.	SII	413,178	258,472	7,455	16,439
Samsung SDI Co., Ltd.	SESK	247,197	188,510	12,201	11,408
SJC	Samsung Electro-Mechanics Co., Ltd.	128,860	114,511	14,334	8,768
SJC	Samsung Techwin Co., Ltd.	95,040	100,883	14,692	14,455
Samsung SDI(Malaysia) SDN. BHD.	SAPL	57,720	59,927	9	2,788
Samsung Corning Co., Ltd.	SESK	51,482	30,007	2,375	7,383
Samsung Techwin Co., Ltd	SEO	47,605	19,361	-	4,141
Samsung SDI(Malaysia) SDN. BHD.	SIEL	43,690	61,806	549	7,802
Samsung SDI Co., Ltd.	TSED	38,687	50,527	1,940	5,589
Others		395,777	459,229	43,897	57,219
		₩ 2,170,741	₩1,705,871	₩ 135,137	₩ 157,335

(E) Significant transactions between SEC and its related parties, which are not subsidiaries or equity-method investees, for the years ended December 31, 2006 and 2005, and the related receivables and payables as of December 31, 2006 and 2005, are as follows:

(In millions of Korean won)	Sales		Purchases		Receivables		Payables	
Others	**2006**	**2005**	**2006**	**2005**	**2006**	**2005**	**2006**	**2005**
Samsung Corporation	₩ 31,335	₩ 42,164	₩1,729,644	₩1,647,112	₩ 28,630	₩ 37,791	₩ 499,446	₩ 402,303
iMarketKorea Inc.	42,117	46,598	334,574	276,742	13,066	14,891	102,870	93,086
Samsung Life Insurance Co., Ltd.	43,741	43,101	13,392	12,731	20,926	21,203	565	462
Cheil Communications Inc.	1,197	2,385	283,991	294,581	62	122	205,040	200,476
Samsung Everland Co., Ltd.	1,396	1,079	227,633	214,886	213,362	212,021	37,614	35,754
Samsung Heavy Industries Co., Ltd.	17,714	6,920	153,616	145,553	12,832	6,950	14,558	32,873
Others	124,117	152,166	1,660,917	1,439,017	10,370	15,979	308,921	272,797
	₩261,617	₩294,413	₩4,403,767	₩4,030,622	₩299,248	₩308,957	₩1,169,014	₩1,037,751

(F) Significant transactions between subsidiaries and related parties, which are not subsidiaries or equity-method investees, for the years ended December 31, 2006 and 2005, and the related receivables and payables as of December 31, 2006 and 2005, are as follows:

(In millions of Korean won)		Sales		Receivables	
Selling Company	**Purchasing Company**	**2006**	**2005**	**2006**	**2005**
SJC	Samsung Heavy Industries Co., Ltd.	₩ 377,517	₩ 498,965	₩ 24,018	₩ 17,873
Samsung Corporation	SAPL	308,782	22,713	14,605	7,628
Samsung Corporation	SJC	213,642	294,281	5,349	8,690
SJC	Samsung Corporation	171,900	288,124	41,801	39,488
SAPL	Samsung Corporation	150,977	185,261	10,601	10,642
Samsung SDI Hungary Rt.	SEH	116,438	109,042	5,102	8,139
SAPL	Cheil Industries Inc.	81,120	58,905	-	3,760
Samsung SDI America, Inc.	SLCD	76,856	11,622	128	366
Samsung SDI America, Inc.	SII	68,583	57,164	1,941	4,171
SAPL	Samsung Heavy Industries Co., Ltd.	67,134	8,283	3,968	618
Others		1,478,899	1,480,259	232,802	264,942
		₩ 3,111,848	₩3,014,619	₩ 340,315	₩ 366,317

Further, as of December 31, 2006, the balances of beneficiary certificates from Samsung Securities Co., Ltd. amounted to ₩1,156,158 million (2005: ₩904,314 million) (Note 5). Also, the Company has entered into a severance insurance plan with Samsung Life Insurance Co., Ltd., and fire and other insurance policies with Samsung Fire & Marine Insurance Co., Ltd (Notes 7, 11 and 17). In addition, Samsung Card Co., Ltd. a domestic subsidiary, joined defined benefit pension plan to Samsung Life Insurance Co., Ltd.

As of December 31, 2005, Samsung Card Co., Ltd., a domestic subsidiary, has general term loans amounting to ₩320,000 million from Samsung Life Insurance Co., Ltd. (Note 15).

As of December 31, 2006, the Company is contingently liable for guarantees of indebtedness, principally for related parties, approximating ₩7,623 million in loans and US$924.65 million on drawn facilities which have a maximum limit of US$2,063 million (Note 19).

For the year ended December 31, 2006, SEC recognized expenses for short-term benefits of ₩26,017 million, long-term benefits of ₩15,379 million and severance benefits of ₩7,118 million as key management compensation. Key management consists of registered executive officers who have the authority and responsibility in the planning, directing and controlling of Company operations.

29. Research and Development Costs

Research and development costs incurred and expensed for the years ended December 31, 2006 and 2005, consist of the following:

(In millions of Korean won)		2006		2005
Research expenses	₩	2,252,848	₩	2,179,981
Ordinary development expenses		3,461,914		3,319,966
	₩	5,714,762	₩	5,499,947

30. Assets and Liabilities Denominated in Foreign Currencies

As of December 31, 2006 and 2005, assets and liabilities denominated in foreign currencies are as follows:

(In millions of Korean won and foreign currencies in thousands)

		Foreign Companies			Domestic Companies		
		2006		2005	2006		2005
Account	Foreign Currency	Foreign Currency Amount	Korean Won (Equivalent)	Korean Won (Equivalent)	Foreign Currency Amount	Korean Won (Equivalent)	Korean Won (Equivalent)
Foreign currency deposits	US$	475,191	₩ 441,739	₩ 561,257	161,441	₩ 150,076	₩ 135,736
	JPY	3,359,085	26,261	55,909	420,072	3,284	2,655
	EUR	270,154	330,193	219,314	1,965	2,401	2,691
	Others		1,171,310	1,276,000		869	1,052
			1,969,503	2,112,480		156,630	142,134
Trade accounts and notes receivable	US$	1,962,780	1,824,597	1,107,324	407,209	378,541	91,628
	JPY	98,612,475	770,981	825,948	4,590,769	35,893	37,944
	EUR	1,465,069	1,790,668	1,717,283	24,190	29,565	15,043
	Others		3,362,367	2,803,545		5,022	12,453
			7,748,613	6,454,100		449,021	157,068
Other assets	US$	104,925	97,542	62,028	175,045	162,721	184,037
	JPY	32,540,564	254,411	272,364	481,399	3,763	352
	EUR	54,819	67,005	77,097	24,800	30,312	20,334
	Others		370,278	310,777		45,899	5,016
			789,236	722,266		242,695	209,739
Total foreign currency assets			₩10,507,352	₩9,288,846		₩ 848,346	₩ 508,941

		Foreign Companies			Domestic Companies		
		2006		2005	2006		2005
Account	Foreign Currency	Foreign Currency Amount	Korean Won (Equivalent)	Korean Won (Equivalent)	Foreign Currency Amount	Korean Won (Equivalent)	Korean Won (Equivalent)
Trade accounts and notes payable	US$	441,787	₩ 410,685	₩ 273,347	321,289	₩ 298,669	₩ 289,135
	JPY	118,179,229	923,962	876,335	33,619,998	262,852	193,127
	EUR	90,869	111,063	60,340	4,024	4,918	2,508
	Others		1,749,856	1,605,396		1,745	47
			3,195,566	2,815,418		568,184	484,817
Short-term borrowings, (including document against acceptance)			1,935,889	1,533,422		3,760,967	3,694,725
Other current liabilities	US$	623,927	579,997	455,776	1,219,833	1,133,957	1,039,421
	JPY	7,038,768	55,031	37,986	27,076,435	211,692	120,980
	EUR	622,731	761,135	552,994	426,241	520,968	196,524
	Others		1,081,403	786,104		80,430	55,319
			2,477,566	1,832,860		1,947,047	1,412,244
Long-term other accounts payable	US$	151,426	140,765	202,600	317,753	295,383	316,533
	Others		64,511	71,059		41,078	51,972
			205,276	273,659		336,461	368,505
Foreign currency notes and bonds (including current portions)	US$	50,000	46,480	50,650	100,000	92,960	101,300
Long-term debts, (including current maturities)	US$	31,351	29,144	133,600	270,000	250,992	225,828
	JPY	10,088,000	78,871	99,013		-	-
	EUR	14,178	17,329	25,908		-	-
	Others		103,484	146,995		-	-
			228,828	405,516		250,992	225,828
Total foreign currency liabilities			₩8,089,605	₩6,911,525		₩6,956,611	₩6,287,419

Monetary assets and liabilities of overseas subsidiaries after eliminating intercompany transactions are translated at the foreign exchange rate in effect as of the balance sheet date.

Foreign currency translation gains and losses for the year ended December 31, 2006, amounted to ₩214,686 million and ₩109,494 million, respectively.

31. Segment Information

A summary of consolidated financial data by industry as of December 31, 2006 and 2005, and for the years then ended, are follows:

Consolidated balance sheets by industry

(In millions of Korean won)	Non-financial Business		Financial Business	
	2006	2005	2006	2005
Assets				
Current assets	₩ 29,619,547	₩ 26,365,240	₩ 5,367,432	₩ 7,033,011
Investments	7,086,603	6,179,747	5,632,774	5,591,086
Property, plant and equipment	33,719,089	29,189,119	65,691	87,048
Intangible assets	572,191	516,676	86,194	116,180
Total assets	₩ 70,997,430	₩ 62,250,782	₩ 11,152,091	₩ 12,827,325
Liabilities				
Current liabilities	₩ 20,603,624	₩ 18,167,652	₩ 4,917,322	₩ 6,740,037
Non-current liabilities	3,323,390	3,154,737	4,414,216	4,625,199
Total liabilities	23,927,014	21,322,389	9,331,538	11,365,236
Shareholders' Equity				
Capital stock	897,514	897,514	496,444	2,482,189
Capital surplus	6,364,604	6,338,460	2,881,055	921,914
Retained earnings	44,463,683	37,369,265	(1,963,285)	(2,235,155)
Capital adjustments	(6,461,390)	(4,897,713)	406,339	293,141
Minority interests	1,806,005	1,220,867	-	-
Total shareholders' equity	47,070,416	40,928,393	1,820,553	1,462,089
Total liabilities and shareholders' equity	₩ 70,997,430	₩ 62,250,782	₩ 11,152,091	₩ 12,827,325

Consolidated statements of operations by industry:

(In millions of Korean won)	**Non-financial Business**		**Financial Business**	
	2006	**2005**	**2006**	**2005**
Sales	₩ 83,243,925	₩ 78,233,772	₩ 2,195,979	₩ 2,401,072
Cost of sales	59,130,794	54,589,941	521,310	667,047
Selling, general and administrative expenses	15,336,123	14,692,843	1,444,338	3,110,745
Operating profit (loss)	8,777,008	8,950,988	230,331	(1,376,720)
Non-operating income	3,380,706	2,978,082	157,446	41,507
Non-operating expenses	2,564,878	2,893,328	25,503	184,906
Income (loss) before income tax	9,592,836	9,035,742	362,274	(1,520,119)
Income tax expense (benefit)	1,543,583	1,437,114	90,404	(218,868)
Income (loss) before minority interests in earnings of consolidated subsidiaries, net	8,049,253	7,598,628	271,870	(1,301,251)
Minority interests in earnings of consolidated subsidiaries, net	123,166	(41,464)	-	-
Consolidated net income (loss)	₩ 7,926,087	₩ 7,640,092	₩ 271,870	₩ (1,301,251)

The above consolidated financial statements of the non-financial business include the financial service subsidiary which is accounted for using the equity method.

Operating data according to business segment as of and for the year ended December 31, 2006:

(In millions of Korean won)

	2006 Summary of Business by Segment								
	Digital Media	Device Appliances	Telecommunications	Semi-Conductor	LCD	Finance	Others	Elimination	Consolidated
Gross sales	₩44,717,513	₩10,271,757	₩ 36,361,108	₩40,757,627	₩ 25,427,332	₩ 2,195,979	₩17,246,127	₩(91,551,817)	₩ 85,425,626
Intersegment sales	(23,991,979)	(4,738,417)	(16,115,381)	(20,049,199)	(14,487,967)	(14,278)	(12,154,596)	91,551,817	-
Net sales	₩20,725,534	₩ 5,533,340	₩ 20,245,727	₩20,708,428	₩ 10,939,365	₩ 2,181,701	₩ 5,091,531	₩ -	₩ 85,425,626
Operating profit (loss)	₩ 579,321	₩ (106,406)	₩ 1,980,354	₩ 5,151,902	₩ 839,106	₩ 230,331	₩ (4,020)	₩ 337,223	₩ 9,007,811
Total assets	₩14,058,014	₩ 3,789,101	₩ 12,906,452	₩31,083,615	₩ 17,064,598	₩ 11,152,091	₩ 9,319,498	₩(18,007,163)	₩ 81,366,206

Operating data according to business segment as of and for the year ended December 31, 2005:

(In millions of Korean won)

	2005 Summary of Business by Segment								
	Digital Media	Device Appliances	Telecommunications	Semi-Conductor	LCD	Finance	Others	Elimination	Consolidated
Gross sales	₩35,031,168	₩10,594,106	₩ 36,641,463	₩38,582,867	₩ 20,564,098	₩ 2,401,072	₩17,975,256	₩ (81,160,520)	₩ 80,629,510
Intersegment sales	(17,374,610)	(4,976,398)	(15,726,648)	(18,250,632)	(11,848,873)	(5,280)	(12,978,079)	81,160,520	-
Net sales	₩17,656,558	₩ 5,617,708	₩ 20,914,815	₩20,332,235	₩ 8,715,225	₩ 2,395,792	₩ 4,997,177	₩ -	₩ 80,629,510
Operating profit (loss)	₩ 247,700	₩ (29,102)	₩ 2,480,001	₩ 5,410,677	₩ 598,773	₩(1,376,720)	₩ (36,540)	₩ 280,709	₩ 7,575,498
Total assets	₩10,848,994	₩ 3,658,525	₩ 11,965,742	₩26,326,732	₩ 14,135,584	₩12,827,325	₩ 8,701,091	₩(14,002,195)	₩ 74,461,798

Operating data of entities classified according to geographic area as of and for the year ended December 31, 2006:

2006 Summary of Business by Geographic Area

(In millions of Korean won)	Korea							
	Domestic	Export	Asia	Americas	Europe	Africa	Elimination	Consolidated
Gross sales	₩19,750,612	₩50,607,768	₩ 47,438,660	₩ 27,794,408	₩ 30,834,591	₩ 551,404	₩ (91,551,817)	₩ 85,425,626
Intersegment sales	(6,105,686)	(45,405,823)	(20,853,482)	(9,809,096)	(9,373,108)	(4,622)	91,551,817	-
Net sales	₩13,644,926	₩ 5,201,945	₩ 26,585,178	₩ 17,985,312	₩ 21,461,483	₩ 546,782	₩ -	₩ 85,425,626
Operating profit	₩ 7,427,983		₩ 528,753	₩ 163,898	₩ 538,422	₩ 11,532	₩ 337,223	₩ 9,007,811
Total assets	₩ 74,253,472		₩ 10,294,463	₩ 7,154,657	₩ 7,470,765	₩ 200,012	₩ (18,007,163)	₩ 81,366,206

Operating data of entities classified according to geographic area as of and for the year ended December 31, 2005:

2005 Summary of Business by Geographic Area

(In millions of Korean won)	Korea							
	Domestic	Export	Asia	Americas	Europe	Africa	Elimination	Consolidated
Gross sales	₩16,486,869	₩50,719,397	₩ 43,268,723	₩ 24,872,774	₩ 25,898,349	₩ 543,918	₩ (81,160,520)	₩ 80,629,510
Intersegment sales	(4,171,148)	(45,773,056)	(18,082,515)	(7,781,560)	(5,352,172)	(69)	81,160,520	-
Net sales	₩12,315,721	₩ 4,946,341	₩ 25,186,208	₩ 17,091,214	₩ 20,546,177	₩ 543,849	₩ -	₩ 80,629,510
Operating profit	₩ 6,629,701		₩ 512,771	₩ 20,721	₩ 118,893	₩ 12,703	₩ 280,709	₩ 7,575,498
Total assets	₩ 67,799,075		₩ 8,824,865	₩ 5,819,311	₩ 5,895,379	₩ 125,363	₩ (14,002,195)	₩ 74,461,798

32. Transaction Not Affecting Cash Flows

Significant transactions not affecting cash flows for the years ended December 31, 2006 and 2005, are as follows:

(In millions of Korean won)	2006	2005
Write-off of accounts receivables and financing receivables	₩ 1,473,054	₩ 1,846,815
Gain on valuation of available-for-sale securities	297,605	818,877
Loss on valuation of available-for-sale securities	(4,632)	(7,551)
Decrease in gain on valuation of available-for-sale securities due to disposal	4,543	19,319
Decrease in loss on valuation of available-for-sale-securities due to disposal	32,450	1,618
Deferred tax effects applicable to gain on valuation of investment securities	81,516	276,552
Deferred tax effects applicable to loss on valuation of investment securities	8,191	8,924
Reclassification of long-term available-for-sale securities to short-term available-for-sale securities	-	13,679
Reclassification of long-term held-to-maturity securities to short-term held-to-maturity securities	222	127,631
Current maturities of long-term prepaid expenses	193,860	143,379
Reclassification of construction-in-progress and machinery in transit to other property, plant and equipment accounts	10,844,486	9,845,250
Current maturities of long-term debts	2,317,933	3,814,535
Current maturities of long-term advances received	165,917	-
Current maturities of other long-term liabilities	332,435	187,034

33. Subsequent Events

These financial statements as of and for the year ended December 31, 2006, were approved by the Board of Directors on March 2, 2007.

On January 12, 2007, the Board of Directors approved the purchase of treasury stocks consisting of 2,800,000 common shares and 400,000 preferred shares between January 16, 2007 and April 15, 2007, for the purpose of stock price stabilization.

Subsequent to December 31, 2006, Samsung Card Co., Ltd. issued unguaranteed bonds amounting to ₩70,000 million at face value.

END